Filed Pursuant to Rule 424(b)(3)

File No. 333-162998

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form base shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the office of our Chief Financial Officer at 5985 McLaughlin Road, Mississauga, Ontario, Canada L5R 1B8, (905) 361-3600, and are also available electronically at www.sedar.com.

SHORT FORM BASE SHELF PROSPECTUS

NEW ISSUE

December 31, 2009

HYDROGENICS CORPORATION

US$16,000,000

Common Shares

Preferred Shares

Debt Securities

Subscription Receipts

Warrants

Share Purchase Contracts

Units

We may offer from time to time, during the 25 month period that this prospectus, including any amendments hereto, remains effective, up to US$16,000,000 of the securities listed above in one or more series or issuances and their total offering price, in the aggregate, will not exceed US$16,000,000. Our securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions and set forth in an accompanying shelf prospectus supplement.

We will provide the specific terms of any securities we actually offer in supplements to this prospectus. You should read this prospectus and any applicable prospectus supplement carefully before you invest. This prospectus may not be used to offer securities unless accompanied by a prospectus supplement. Any net proceeds we expect to receive from the issue of our securities will be set forth in a prospectus supplement.

We will not offer exchangeable preferred shares, warrants, share purchase contracts, or units comprised of one or more of the foregoing for sale separately to any member of the public in Canada unless the offering is in connection with and forms part of the consideration for an acquisition or merger transaction or unless the prospectus supplement containing the specific terms of the exchangeable preferred shares, warrants, share purchase contracts, or units comprised of one or more of the foregoing, as the case may be, to be offered separately is first approved for filing by the securities commissions or similar regulatory authorities in each of the provinces of Canada where the exchangeable preferred shares, warrants, share purchase contracts, or units comprised of one or more of the foregoing, as the case may be, will be offered for sale.

This prospectus does not qualify for issuance debt securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to one or more underlying interests including, for example, an equity or debt security, a statistical measure of economic or financial performance including, but not limited to, any currency, consumer price or mortgage index, or the price or value of one or more commodities, indices or other items, or any other item or formula, or any combination or basket of the foregoing items.

Our outstanding common shares are quoted on the Nasdaq Global Market (“Nasdaq”) under the symbol “HYGS” and listed on the Toronto Stock Exchange (the “TSX”) under the symbol “HYG” .

The aggregate market value of our outstanding common stock held by non-affiliates is US$49,070,475 based on 92,465,666 shares outstanding as of November 3, 2009, of which 76,672,618 shares are held by non-affiliates, at a per share price of US$0.64 based on the closing sale price of our common stock on September 28, 2009. In addition, as of the date hereof, we have not offered any securities pursuant to General Instruction I.B.5 of Form F-3 during the prior 12 calendar month period that ends on and includes the date of this prospectus.

On October 27, 2009, we completed a non-dilutive financing transaction with our predecessor, as further described in the section of this prospectus entitled “Our Business — Recent Developments — APIF Transaction.”  Among other things, the transaction involved the transfer of substantially all of the assets, liabilities and operations of our predecessor to us, and the redemption of our predecessor’s common shares for our common shares on a one-for-one basis and accounted for using a continuity of interests method.  As a result, for financial statement purposes, we are considered to continue the existing business of our predecessor and the proceeds that we received in connection with this transaction are accounted for as a realization of our predecessor’s tax assets.  Investors should refer to the section of this prospectus entitled “Our Business — Recent Developments — APIF Transaction” and the management proxy circular of our predecessor dated June 25, 2009 in connection with this transaction, and incorporated by reference in this prospectus.

Investing in our securities involves risks. See “Risk Factors” beginning on page 6 of this prospectus.

Our head and registered office is at 5985 McLaughlin Road, Mississauga, Ontario, Canada L5R 1B8.

We are permitted to prepare this prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. We prepare our financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), and are subject to Canadian auditing and auditor independence standards. Our financial statements may not be comparable to financial statements of U.S. companies.  Information regarding the impact upon our financial statements of significant differences between Canadian GAAP and U.S. generally accepting accounting principles (“U.S. GAAP”) is contained in the notes to our consolidated financial statements incorporated by reference in this prospectus.

Owning the securities may subject you to tax consequences both in the United States and Canada. This prospectus or any applicable prospectus supplement may not describe these tax consequences fully. You should read the tax discussion in any applicable prospectus supplement.

Your ability to enforce civil liabilities under the U.S. federal securities laws may be affected adversely because we are incorporated in Canada, most of our officers and directors and certain of the experts named in this prospectus are Canadian residents, and many of our assets are located in Canada.

NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION (“SEC”) NOR ANY STATE OR PROVINCIAL SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

TABLE OF CONTENTS

ABOUT THIS PROSPECTUS	3

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES	4

PRESENTATION OF OUR FINANCIAL INFORMATION	4

EXCHANGE RATE DATA	4

FORWARD-LOOKING STATEMENTS	5

RISK FACTORS	6

THE COMPANY	22

OUR DIRECTORS AND EXECUTIVE OFFICERS	26

PRICE RANGE AND TRADING	29

USE OF PROCEEDS	31

EXPENSES OF ISSUANCE AND DISTRIBUTION	31

RATIO OF EARNINGS TO FIXED CHARGES	31

DESCRIPTION OF COMMON SHARES AND PREFERRED SHARES	32

DESCRIPTION OF DEBT SECURITIES	34

DESCRIPTION OF SUBSCRIPTION RECEIPTS	37

DESCRIPTION OF WARRANTS	38

DESCRIPTION OF SHARE PURCHASE CONTRACTS	40

DESCRIPTION OF UNITS	41

PLAN OF DISTRIBUTION	43

CERTAIN INCOME TAX CONSIDERATIONS	44

DOCUMENTS INCORPORATED BY REFERENCE	45

LEGAL MATTERS	47

EXPERTS	47

AUDITORS, TRANSFER AGENTS AND REGISTRARS	47

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION	47

You should rely only on the information contained in or incorporated by reference into this prospectus or any prospectus supplement. References to this “prospectus” include documents incorporated by reference therein. See “Documents Incorporated by Reference” at page 45 of this prospectus. The information in or incorporated by reference into this prospectus is current only as of its date. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to offer these securities.

ABOUT THIS PROSPECTUS

In this prospectus, unless the context otherwise requires, the terms “Hydrogenics”, “Company”, “we”, “us” and “our” refer to Hydrogenics Corporation and its consolidated subsidiaries and, where the context requires, includes our predecessor and its consolidated subsidiaries prior to October 27, 2009.

Except where otherwise indicated, all dollar amounts are expressed in U.S. dollars, references to “US$” and “dollars” are to U.S. dollars, and references to “Cdn$” are to Canadian dollars.

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES

We are a corporation organized under the laws of Canada.  Most of our directors and officers, as well as certain of the experts named in this prospectus, are residents of Canada and all or a substantial portion of our assets and the assets of such persons may be located outside the United States. As a result, it may be difficult for U.S. investors to effect service of process within the United States upon our directors or officers, or to realize in the United States upon judgments of courts of the United States predicated upon civil liability of such directors or officers under U.S. federal securities laws. We have been advised by Torys LLP that a judgment of a U.S. court predicated solely upon civil liability under such laws would probably be enforceable in Canada if the U.S. court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a Canadian court for such purposes. We have also been advised by such counsel, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon such laws.

PRESENTATION OF OUR FINANCIAL INFORMATION

Financial information in this prospectus has been prepared in accordance with generally accepted accounting principles in Canada, or Canadian GAAP, which differ from generally accepted accounting principles in the United States, or U.S. GAAP. For a discussion of the material differences between Canadian GAAP and U.S. GAAP as they relate to our financial statements, see note 23 to our revised audited consolidated financial statements for the year ended December 31, 2008 incorporated by reference in this prospectus, and note 13 to our unaudited consolidated financial statements for the nine months ended September 30, 2009 incorporated by reference in this prospectus.

EXCHANGE RATE DATA

The following table sets forth, for each period indicated, the low and high exchange rates for Canadian dollars expressed in United States dollars, the exchange rate at the end of such period and the average of such exchange rates for each day during such period, based on the noon rate of exchange as reported by the Bank of Canada for the conversion of Canadian dollars into United States dollars:

	Year Ended December 31,					Nine Months Ended September 30,
	2004	2005	2006	2007	2008	2008	2009
Low	0.7159	0.7872	0.8528	0.8437	0.7711	0.9263	0.7692
High	0.8493	0.8690	0.9099	1.0905	1.0289	1.0289	0.9422
Period End	0.8308	0.8577	0.8581	1.0120	0.8166	0.9435	0.9327
Average	0.7697	0.8259	0.8820	0.9348	0.9441	0.9824	0.8577

On December 30, 2009, the noon buying rate was Cdn$1.00 = US$0.9501.

FORWARD-LOOKING STATEMENTS

Certain statements included and incorporated by reference in this prospectus constitute “forward-looking information”, within the meaning of applicable Canadian securities laws and “forward-looking statements” “within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as “forward-looking statements”). Forward- looking statements can be identified by the use of words, such as “plans”, “expects”, or “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. These forward-looking statements relate to, among other things, our future results, levels of activity, performance, goals or achievements or other future events. These forward-looking statements are based on current expectations and various assumptions and analyses made by us in light of our experience and our perceptions of historical trends, current conditions and expected future developments and other factors that we believe are appropriate in the circumstances. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in our forward-looking statements.

These risks, uncertainties and factors include, but are not limited to: our inability to increase our revenues or raise additional funding to continue operations, execute our business plan, or to grow our business; inability to address a sustained or broad economic recession, and its impact on our business, results of operations and financial condition; our limited operating history; inability to implement our business strategy; fluctuations in our quarterly results; failure to maintain our customer base that generates the majority of our revenues; currency fluctuations; failure to maintain sufficient insurance coverage; changes in value of our identifiable intangible assets and goodwill; failure of a significant market to develop for our products; failure of hydrogen being readily available on a cost-effective basis; changes in government policies and regulations; failure of uniform codes and standards for hydrogen-fuelled vehicles and related infrastructure to develop; failure to compete with other developers and manufacturers of products in our industry; failure to compete with developers and manufacturers of traditional and alternative technologies; failure to develop partnerships with original equipment manufacturers, governments, systems integrators and other third parties; inability to obtain sufficient materials and components for our products from suppliers; failure to manage expansion of our operations; failure to manage foreign sales and operations; failure to recruit, train and retain key management personnel; inability to integrate acquisitions; failure to develop adequate manufacturing processes and capabilities; failure to complete the development of commercially viable products; failure to produce cost-competitive products; failure or delay in field testing of our products; failure to produce products free of defects or errors; inability to adapt to technological advances or new codes and standards; failure to protect our intellectual property; our involvement in intellectual property litigation; exposure to product liability claims; failure to meet the listing requirements of Nasdaq; implementation of a share consolidation of our common shares; failure to meet rules regarding passive foreign investment companies; actions of our significant and principal shareholders; dilution as a result of significant issuances of our common shares and preferred shares; inability of U.S. investors to enforce U.S. civil liability judgments against us; volatility of our common share price; and dilution as a result of the exercise of options.  Actual results and developments are likely to differ, and may differ materially, from those expressed or implied in the forward-looking statements contained herein and as such, you are cautioned not to place undue reliance on these forward-looking statements. Many of these risks are beyond our control and current expectation and knowledge.  Therefore, should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, our actual results and performance may vary significantly from what we currently foresee.  Accordingly, we warn investors to exercise caution when considering any statements herein containing forward-looking statements and to not place undue reliance on such statements and underlying assumptions.  We are under no obligation (and expressly disclaim any such obligation) to update or alter statements containing forward-looking statements whether as a result of new information, future events or otherwise, except as required by law.  See “Risk Factors” beginning on page 6 of this prospectus for a further discussion of these risks, uncertainties and factors.

RISK FACTORS

An investment in our securities involves risk. You should carefully consider the following risk factors, as well as the other information contained in and incorporated by reference into this prospectus, before deciding whether to invest in our securities. Any of the following risks could materially adversely affect our business, financial condition or results of operations.

Risk Factors Related to Our Financial Condition

If we are unsuccessful in increasing our revenues and raising additional funding, we may possibly cease to continue as we currently do.

Although our interim consolidated financial statements for the three and nine months ended September 30, 2009 have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations, our ability to continue as a going concern is dependent on the successful execution of the Company’s business plan, which includes an increase in revenue and additional funding to be provided by potential investors as well as non-traditional sources of financing. We have disclosed in our financial statements for the three and nine months ended September 30, 2009 that there are material uncertainties that cast substantial doubt upon our ability to continue as a going concern.

We have sustained losses and negative cash flows from operations since our inception. We expect that this will continue throughout 2009 and 2010. If we do not raise additional capital during 2010, we do not expect our operations to generate sufficient cash flow to fund our obligations as they come due.

Additional funding may be in the form of debt or equity or a hybrid instrument depending on the needs of the investor. Given the prevailing global economic and credit market conditions, we may not be able to raise additional cash resources through these traditional sources of financing. Although we are also pursuing non-traditional sources of financing, the global credit market crisis has also adversely affected the ability of potential parties to pursue such transactions. We do not believe that the ability to access capital markets or these adverse conditions are likely to improve significantly in the near future. Accordingly, as a result of the foregoing, we continue to review traditional sources of financing, such as private and public debt or equity financing alternatives, as well as other alternatives to enhance shareholder value, including, but not limited to, non-traditional sources of financing, such as alliances with strategic partners, the sale of assets or licensing of our technology, a combination of operating and related initiatives or a substantial reorganization of our business.

There can be no assurances that we will achieve profitability or positive cash flows or be able to obtain additional funding or that, if obtained, they will be sufficient, or whether any other initiatives will be successful, such that we may continue as a going concern. There are material uncertainties related to certain adverse conditions and events that cast significant doubt on our ability to remain a going concern.

Our inability to generate sufficient cash flows, raise additional capital and actively manage our liquidity may impair our ability to execute our business plan, and result in our reducing or eliminating product development and commercialization efforts, reduce our sales and marketing efforts, and having to forego attractive business opportunities.

At September 30, 2009, we had approximately US$7.4 million of cash and cash equivalents and restricted cash (October 27, 2009 - US$15.4 million, after giving effect to our non-dilutive financing transaction involving Algonquin Power Income Fund. See “Our Business — Recent Developments — APIF Transaction”). The restricted cash of US$1.5 million is held as partial security for standby letters of credit and letters of finance. There are uncertainties related to the timing and use of our cash resources and working capital requirements. These uncertainties include, among other things, the timing and volume of commercial sales and associated gross margins of our existing products and the development of markets for, and customer acceptance of new products. Due to these and other factors, many of which are outside of our control, we may not be able to accurately predict our necessary cash expenditures or obtain financing in a timely manner to cover any shortfalls.

If we are unable to generate sufficient cash flows or obtain adequate additional financing, which given the current global economy and credit markets is challenging, we may be unable to respond to the actions of our competitors or we may be prevented from executing our business plan, or conducting all or a portion of our planned operations. In particular, the development and commercialization of our products could be delayed or discontinued if we are unable to fund our research and product development activities or the development of our manufacturing capabilities. In addition, we may be forced to reduce our sales and marketing efforts or forego attractive business opportunities.

A sustained and broad economic recession could continue to have a negative impact on our business, results of operations and consolidated financial condition, or our ability to accurately forecast our results, and it may cause a number of the risks that we currently face to increase in likelihood, magnitude and duration.

Macro-level changes in the global economy began to affect our business in the fourth quarter of 2008. Operationally, we experienced a delay in closing orders. Financially, we experienced more challenging conditions as a result of weaker capital markets worldwide and anticipate these changes may adversely alter our ability to raise capital on favourable terms and could change the terms of our credit facility.

The condition of the current global economy and credit markets affects our outlook in three distinct ways. Firstly, our products depend, to some degree, on general world economic conditions and activity. If the current condition of the economy results in a sustained broad economic recession, demand for our products is likely to decline. Secondly, the current economic and credit climate could adversely affect our ability to conduct normal day-to-day selling activities which depend on the granting of short-term credit to a wide variety of purchasers and particularly the corresponding need of those purchasers. Thirdly, those purchasers have a corresponding need to finance purchases by accessing their own lines of credit. If the current condition of the economy is not resolved in a manner that will provide access to credit to potential purchasers of our products, our business will likely suffer as a result.

With a sustained or expanding economic downturn, we expect we will continue to experience significant difficulties on a number of fronts, depending on the duration and severity of the downturn. As a result, we may face new risks as yet unidentified, and a number of risks which we ordinarily face and which are further described herein may increase in likelihood, magnitude and duration. These risks include but are not limited to deferrals or reductions of customer orders, potential deterioration of our customers’ ability to finance purchases, reduced revenue, further deterioration in our cash balances and liquidity due to foreign exchange impacts, and an inability to access capital markets. The financial crisis and economic downturn will also reduce our ability to accurately forecast our performance, results or cash position.

We have a limited operating history, and because our mix of revenues in the recent past does not reflect our current business strategy, it may be difficult to assess our business and future prospects.

We commenced operation of our fuel cell test business in 1996 and since that time we have been engaged principally in the manufacture and sale of fuel cell test and diagnostic equipment, the provision of related engineering and testing services, and research and product development relating to fuel cell systems and subsystems. For the three months ended September 30, 2009, we derived US$2.5 million, or 71%, of revenues from our sales of hydrogen generation products and services, and US$1.0 million, or 29%, of our revenues from sales of power products and services. For the nine months ended September 30, 2009, we derived US$10.2 million, or 69%, of revenues from our sales of hydrogen generation products and services and US$4.5 million, or 31%, of our revenues from sales of power products and services. For the year ended December 31, 2008, we derived US$31.2 million, or 79%, of revenues from our sales of hydrogen generation products and services, US$5.6 million, or 15%, of our revenues from sales of power products and services, and US$2.5 million, or 6%, of our revenues from sales of fuel cell test equipment and services. For the year ended December 31, 2007, we derived US$19.6 million, or 52%, of revenues from our sales of hydrogen generation products and services, US$6.1 million, or 16%, of our revenues from sales of power products and services, and US$12.3 million, or 32%, of our revenues from sales of fuel cell test equipment and services. For the year ended December 31, 2006, we derived US$12.0 million, or 40%, of our revenues from sales of hydrogen generation products and services, US$7.0 million, or 23%, of our revenues from sales of power products and services, and US$11.1 million, or 37%, of our revenues from sales of fuel cell test equipment and services. On November 7, 2007, we announced our decision to commence an orderly windup of our fuel cell test products design, development and manufacturing business, which is anticipated to be completed by the end of 2009. Our current business strategy is to develop, manufacture and sell fuel cell power products in larger quantities. In addition, following our acquisition of Stuart Energy Systems Corporation in January 2005, a significant part of our business now relates to hydrogen generation products. Because we have made limited sales of fuel cell power products to date and have added a new revenue stream with our hydrogen generation business, our historical operating data may be of limited value in evaluating our future prospects.

Because we expect to continue to incur net losses, we may not be able to implement our business strategy, and the price of our common shares may decline.

We have not generated positive net income since our inception. Our current business strategy is to develop a portfolio of hydrogen and fuel cell products with market leadership positions for each product. In so doing, we will continue to incur significant expenditures for general administrative activities, including sales and marketing and research and development. As a result of these costs, we will need to generate and sustain significantly higher revenues and positive gross margins to achieve and sustain profitability. We incurred net losses for the three and nine months ended September 30, 2009 of US$5.4 million and US$15.4 million, respectively, a net loss of US$14.2 million for the year ended December 31, 2008, a net loss of US$28.1 million for the year ended December 31, 2007, and a net loss of US$130.8 million for the year ended December 31, 2006. Our accumulated deficit as at September 30, 2009 was US$306.9 million, and at December 31, 2008 was US$291.4 million, as at December 31, 2007 was US$277.1 million and as at December 31, 2006 was US$249 million.

We expect to incur significant operating expenses over the next several years. As a result, we expect to incur further losses in 2009 and 2010, and we may never achieve profitability. Accordingly, we may not be able to implement our business strategy, and the price of our common shares may decline.

Our quarterly operating results are likely to fluctuate significantly and may fail to meet the expectations of securities analysts and investors, and cause the price of our common shares to decline.

Our quarterly revenues and operating results have varied significantly in the past and are likely to vary in the future. These quarterly fluctuations in our operating performance result from the length of time between our first contact with a customer and the recognition of revenue from sales to that customer. Our products are highly engineered and many are still in development stages; therefore, the length of time between approaching a customer and delivering our products to that customer can span many quarterly periods. In many cases a customer’s decision to buy our products and services may require the customer to change its established business practices and to conduct its business in new ways. As a result, we must educate customers on the use and benefits of our products and services. This can require us to commit significant time and resources without necessarily generating any revenues. Many potential customers may wish to enter into test arrangements with us in order to use our products and services on a trial basis. The success of these trials may determine whether or not the potential customer purchases our products or services on a commercial basis. Potential customers may also need to obtain approval at a number of management levels and one or more regulatory approvals. This may delay a decision to purchase our products.

The length and variability of the sales cycles for our products make it difficult to forecast accurately the timing and amount of specific sales and corresponding revenue recognition. The delay or failure to complete one or more large sales transactions could significantly reduce our revenues for a particular quarter. We may expend substantial funds and management effort during our sales cycle with no assurance that we will successfully sell our products. As a result, our quarterly operating results are likely to fluctuate significantly and we may fail to meet the expectations of securities analysts and investors, and the price of our common shares may decline.

We currently depend on a relatively limited number of customers for a majority of our revenues and a decrease in revenue from these customers could materially adversely affect our business, consolidated financial condition and results of operations.

To date, a relatively limited number of customers have accounted for a majority of our revenues and we expect they will continue to do so for the foreseeable future. Our four largest customers accounted for 61% and 36% of revenues for the three and nine months ended September 30, 2009, 35% of our revenues for the year ended December 31, 2008,  26% of our revenues for the year ended December 31, 2007, and 31% of our revenues for the year ended December 31, 2006. The identities of some of our largest customers have changed from year to year. Our arrangements with these customers are generally non-exclusive, have no volume commitments and are often on a purchase-order basis. We cannot be certain that customers who have accounted for significant revenue in past periods will continue to purchase our products and generate revenues. Accordingly, our revenue and results of operations may vary from period to period. We are also subject to credit risk associated with the concentration of our accounts receivable from these significant customers. If one or more of these significant customers were to cease doing business with us, significantly reduce or delay purchases from us, or fail to pay on a timely basis, our business, consolidated financial condition and results of operations could be materially adversely affected.

Our operating results may be subject to currency fluctuation.

Our monetary assets and liabilities denominated in currencies other than the US dollar will give rise to a foreign currency gain or loss reflected in earnings. To the extent that the Canadian dollar or the euro strengthens against the U.S. dollar, we may incur net foreign exchange losses on our net consolidated monetary asset balance which is denominated in those currencies. Such losses would be included in our financial results and, consequently, may have an adverse effect on our share price.

As we currently have operations based in Canada and Europe, a significant portion of our expenses are in Canadian dollars and euros. However, a significant part of our revenues are currently generated in U.S. dollars and euros, and we expect that this will continue for the foreseeable future. In addition, we may be required to finance our European operations by exchanging Canadian dollars or U.S. dollars into euros. The exchange rates between the Canadian dollar, the U.S. dollar and the euro are subject to daily fluctuations in the currency markets and these fluctuations in market exchange rates are expected to continue in the future. Such fluctuations affect both our consolidated revenues as well as our consolidated costs. If the value of the US dollar weakens against the Canadian dollar or the euro, the profit margin on our products may be reduced. Also, changes in foreign exchange rates may affect the relative costs of operations and prices at which we and our foreign competitors sell products in the same market. We currently have limited currency hedging through financial instruments. We carry a portion of our short-term investments in Canadian dollars and euros.

Our insurance may not be sufficient.

We carry insurance that we consider adequate considering the nature of the risks and costs of coverage. We may not, however, be able to obtain insurance against certain risks or for certain products or other resources located from time to time in certain areas of the world. We are not fully insured against all possible risks, nor are all such risks insurable. Thus, although we maintain insurance coverage, such coverage may not be adequate.

Certain external factors may affect the value of identifiable intangible assets and goodwill, which may require us to recognize an impairment charge.

Identifiable intangible assets and goodwill arising from our acquisition of Stuart Energy Systems Corporation in 2005 comprise approximately 15.1% of our total assets as at September 30, 2009, 10.6% of our total assets as at December 31, 2008 and 8% of our total assets as at December 31, 2007. Economic, market, legal, regulatory, competitive, customer, contractual and other factors may affect the value of identifiable intangible assets and goodwill. If any of these factors impair the value of these assets, accounting rules require us to reduce their carrying value and recognize an impairment charge. This would reduce our reported assets and earnings in the year the impairment charge is recognized.

Risk Factors Related to Our Business and Industry

Significant markets for fuel cell and other hydrogen energy products may never develop or may develop more slowly than we anticipate, which would significantly harm our revenues and may cause us to be unable to recover the losses we have incurred and expect to incur in the development of our products.

Significant markets may never develop for fuel cell and other hydrogen energy products or they may develop more slowly than we anticipate. Any such delay or failure would significantly harm our revenues and we may be unable to recover the losses we have incurred and expect to continue to incur in the development of our products. If this were to occur, we may never achieve profitability and our business could fail. Fuel cell and other hydrogen energy products represent an emerging market, and whether or not end-users will want to use them may be affected by many factors, some of which are beyond our control, including:

•                                          the emergence of more competitive technologies and products, including other environmentally clean technologies and products that could render our products obsolete;

•                                          the future cost of hydrogen and other fuels used by our fuel cell systems;

•                                          the future cost of the membrane electrode assembly used in our fuel cell systems;

•                                          the future cost of platinum group metals, a key catalyst used in our fuel cell and hydrogen generation systems;

•                                          the regulatory requirements of agencies, including the development of uniform codes and standards for fuel cell products, hydrogen refueling infrastructure and other hydrogen energy products;

•                                          government support by way of legislation, tax incentives, policies or otherwise, of fuel cell technology, hydrogen storage technology and hydrogen refueling technology;

•                                          the manufacturing and supply costs for fuel cell components and systems;

•                                          the perceptions of consumers regarding the safety of our products;

•                                          the willingness of consumers to try new technologies;

•                                          the continued development and improvement of existing power technologies; and

•                                          the future cost of fuels used in existing technologies.

Hydrogen may not be readily available on a cost-effective basis, in which case our fuel cell products may be unable to compete with existing power sources, and our revenues and results of operations would be materially adversely affected.

If our fuel cell product customers are not able to obtain hydrogen on a cost-effective basis, we may be unable to compete with existing power sources, and our revenues and results of operations would be materially adversely affected. Our fuel cell products require oxygen and hydrogen to operate. While ambient air can typically supply the necessary oxygen, our fuel cells rely on hydrogen derived from water or from fuels such as natural gas, propane, methanol and other petroleum products. We manufacture and develop hydrogen generation systems called electrolyzers that use electricity to separate water into its constituent parts of hydrogen and oxygen. In addition, third parties are developing systems to extract, or reform, hydrogen from fossil fuels. Significant growth in the use of hydrogen-powered devices, particularly in the mobile market, may require the development of an infrastructure to deliver the hydrogen. There is no guarantee that such an infrastructure will be developed on a timely basis or at all. Even if hydrogen is available for our products, if its price is such that electricity or power produced by our systems would cost more than electricity provided through other means, we may be unable to compete successfully.

Changes in government policies and regulations could hurt the market for our products.

The fuel cell and hydrogen industry is in its development phase and is not currently subject to industry-specific government regulations in Canada, the European Union and the United States as well as other jurisdictions, relating to matters such as design, storage, transportation and installation of fuel cell systems and hydrogen infrastructure products. However, given that the production of electrical energy has typically been an area of significant government regulation, we expect that we will encounter industry-specific government regulations in the future in the jurisdictions and markets in which we operate. For example, regulatory approvals or permits may be required for the design, installation and operation of stationary fuel cell systems under federal, state and provincial regulations governing electric utilities and mobile fuel cell systems under federal, state and provincial emissions regulations affecting automobile manufacturers. To the extent that there are delays in gaining such regulatory approval, our development and growth may be constrained. Furthermore, the inability of our potential customers to obtain a permit, or the inconvenience often associated with the permit process, could harm demand for fuel cell and other hydrogen products and, therefore, harm our business.

Our business will suffer if environmental policies change and no longer encourage the development and growth of clean power technologies. The interest by automobile manufacturers in fuel cell technology has been driven in part by environmental laws and regulations. There is no guarantee that these laws and regulations will not change and any such changes could result in automobile manufacturers abandoning their interest in fuel cell powered vehicles. In addition, if current laws and regulations are not kept in force or if further environmental laws and regulations are not adopted, demand for vehicular fuel cells may be limited.

The market for stationary and portable energy-related products is influenced by federal, state and provincial governmental regulations and policies concerning the electric utility industry. Changes in regulatory standards or public policy could deter further investment in the research and development of alternative energy sources, including fuel cells and fuel cell products, and could result in a significant reduction in the potential market demand for our products. We cannot predict how changing government regulation and policies regarding the electric utility industry will affect the market for stationary and portable fuel cell systems.

Although the development of alternative energy sources, and in particular fuel cells, has been identified as a significant priority by many governments, we cannot be assured that governments will not change their priorities or that any such change would not materially affect our revenues and our business. If governments change their laws and regulations such that the development of alternative energy sources is no longer required or encouraged, the demand for alternative energy sources such as our fuel cell products may be significantly reduced or delayed and our sales would decline.

The development of uniform codes and standards for hydrogen powered vehicles and related hydrogen refueling infrastructure may not develop in a timely fashion, if at all.

Uniform codes and standards do not currently exist for fuel cell systems, fuel cell components, hydrogen internal combustion engines or for the use of hydrogen as a vehicle fuel. Establishment of appropriate codes and standards is a critical element to allow fuel cell system developers, fuel cell component developers, hydrogen internal combustion engine developers, hydrogen infrastructure companies and hydrogen storage and handling companies to develop products that will be accepted in the marketplace.

The development of hydrogen standards is being undertaken by numerous organizations. Given the number of organizations pursuing hydrogen codes and standards, it is not clear whether universally accepted codes and standards will result in a timely fashion, if at all.

We currently face and will continue to face significant competition from other developers and manufacturers of fuel cell power products and hydrogen generation systems. If we are unable to compete successfully, we could experience a loss of market share, reduced gross margins for our existing products and a failure to achieve acceptance of our proposed products.

In our markets for hydrogen generation systems, we compete with a number of companies that develop and manufacture hydrogen generation products based on on-site water electrolysis and/or reforming technologies. We also compete with suppliers of hydrogen gas that deliver hydrogen to the customer’s site in tube trailers or cylinders or by pipeline. In many cases, these suppliers have established delivery infrastructure and customer relationships.

In the commercial production of fuel cell power products, we compete with a number of companies that currently have fuel cell and fuel cell system development programs. We expect that several of these competitors will be able to deliver competing products to certain markets before we do. While our strategy is the development of fuel cell and hydrogen generation technologies for sale to end users, original equipment manufacturers (“OEMs”), systems integrators, governments and market channel partners, many of our competitors are developing products specifically for use in particular markets. These competitors may be more successful in penetrating their specific markets than we are. In addition, an increase in the popularity of fuel cell power in particular market channels may cause certain of our customers to develop and produce some or all of the fuel cell technologies that we are developing.

Competition in the markets for fuel cell power modules and hydrogen generation equipment is significant and will likely persist and intensify over time. We compete directly and indirectly with a number of companies that provide products and services that are competitive with all, some or part of our products and related services. Many of our existing and potential competitors have greater brand name recognition and their products may enjoy greater initial market acceptance among our potential customers. In addition, many of these competitors have significantly greater financial, technical, sales, marketing, distribution, service and other resources than we have and may also be better able to adapt quickly to customers’ changing demands and to changes in technology.

If we are unable to continuously improve our products and if we cannot generate effective responses to our competitors’ brand power, product innovations, pricing strategies, marketing campaigns, partnerships, distribution channels, service networks and other initiatives, our ability to gain market share or market acceptance for our products could be limited, our revenues and our profit margins may suffer, and we may never become profitable.

We face competition for fuel cell power products from developers and manufacturers of traditional technologies and other alternative technologies.

Each of our target markets is currently served by existing manufacturers with existing customers and suppliers. These manufacturers use proven and widely accepted traditional technologies such as internal combustion engines and turbines, as well as coal, oil, gas and nuclear powered generators. Additionally, there are competitors working on developing technologies that use other types of fuel cells and other alternative power technologies, advanced batteries and hybrid battery/internal combustion engines, which may compete for our target customers. Given that proton exchange membrane (“PEM”) fuel cells have the potential to replace these existing power sources, competition in our target markets will also come from these traditional power technologies, from improvements to traditional power technologies and from new alternative power technologies, including other types of fuel cells.

If we are unable to continuously improve our products and if we cannot generate effective responses to incumbent and/or alternative energy competitors’ brand power, product innovations, pricing strategies, marketing campaigns, partnerships, distribution channels, service networks and other initiatives, our ability to gain market share or market acceptance for our products could be limited, our revenues and our profit margins may suffer, and we may never become profitable.

Our strategy for the sale of fuel cell power products depends upon developing partnerships with OEMs, governments, systems integrators, suppliers and other market channel partners who will incorporate our products into theirs.

Other than in a few specific markets, our strategy is to develop and manufacture products and systems for sale to OEMs, governments, systems integrators, suppliers and other market channel partners that have mature sales and distribution networks for their products. Our success may be heavily dependent upon our ability to establish and maintain relationships with these partners who will integrate our fuel cell products into their products and on our ability to find partners who are willing to assume some of the research and development costs and risks associated with our technologies and products. Our performance may, as a result, depend on the success of other companies, and there are no assurances of their success. We can offer no guarantee that OEMs, governments, systems integrators, suppliers and other market channel partners will manufacture appropriate products or, if they do manufacture such products, that they will choose to use our products as components. The end products into which our fuel cell technology will be incorporated will be complex appliances comprising many components and any problems encountered by such third parties in designing, manufacturing or marketing their products, whether or not related to the incorporation of our fuel cell products, could delay sales of our products and adversely affect our financial results. Our ability to sell our products to the OEM markets depends to a significant extent upon our partners’ worldwide sales and distribution networks and service capabilities. In addition, some of our agreements with customers and partners require us to provide shared intellectual property rights in certain situations, and there can be no assurance that any future relationships that we enter into will not require us to share some of our intellectual property. Any change in the fuel cell, hydrogen or alternative fuel strategies of one of our partners could have a material adverse effect on our business and our future prospects.

In addition, in some cases, our relationships are governed by a non-binding memorandum of understanding or a letter of intent. We cannot assure you that we will be able to successfully negotiate and execute definitive agreements with any of these partners, and failure to do so may effectively terminate the relevant relationship. We also have relationships with third party distributors who also indirectly compete with us. For example, we have targeted industrial gas suppliers as distributors of our hydrogen generators. Because industrial gas suppliers currently sell hydrogen in delivered form, adoption by their customers of our hydrogen generation products could cause them to experience declining demand for delivered hydrogen. For this reason, industrial gas suppliers may be reluctant to purchase our hydrogen generators. In addition, our third party distributors may require us to provide volume price discounts and other allowances, or customize our products, either of which could reduce the potential profitability of these relationships.

We are dependent upon third party suppliers for key materials and components for our products. If these suppliers become unable or unwilling to provide us with sufficient materials and components on a timely and cost-effective basis, we may be unable to manufacture our products cost-effectively or at all, and our revenues and gross margins would suffer.

We rely upon third party suppliers to provide key materials and components for our fuel cell power products, hydrogen generation products and fuel cell test equipment. A supplier’s failure to provide materials or components in a timely manner, or to provide materials and components that meet our quality, quantity or cost requirements, or our inability to obtain substitute sources for these materials and components in a timely manner or on terms acceptable to us, may harm our ability to manufacture our products cost-effectively or at all, and our revenues and gross margins might suffer. To the extent that we are unable to develop and patent our own technology and manufacturing processes, and to the extent that the processes that our suppliers use to manufacture materials and components are proprietary, we may be unable to obtain comparable materials or components from alternative suppliers, and that could adversely affect our ability to produce commercially viable products.

We may not be able to manage successfully the expansion of our operations.

The uneven pace of our expansion in facilities, staff and operations has placed serious demands on our managerial, technical, financial and other resources. We may be required to make significant investments in our engineering and logistics systems and our financial and management information systems, as well as retaining, motivating and effectively managing our employees. Our management skills and systems currently in place may not enable us to implement our strategy or to attract and retain skilled management, engineering and production personnel. Our failure to manage our growth effectively or to implement our strategy in a timely manner may significantly harm our ability to achieve profitability.

If we do not properly manage foreign sales and operations, our business could suffer.

We expect that a substantial portion of our future revenues will continue to be derived from foreign sales. Our international activities may be subject to inherent risks, including regulatory limitations restricting or prohibiting the provision of our products and services, unexpected changes in regulatory requirements, tariffs, customs, duties and other trade barriers, difficulties in staffing and managing foreign operations, longer payment cycles, problems in collecting accounts receivable, fluctuations in currency exchange rates, foreign exchange controls that restrict or prohibit repatriation of funds, technology export and import restrictions or prohibitions, delays from customs brokers or government agencies, seasonal reductions in business activity and potentially adverse tax consequences resulting from operating in multiple jurisdictions. As a result, if we do not properly manage foreign sales and operations, our business could suffer.

We will need to recruit, train and retain key management and other qualified personnel to successfully expand our business.

Our future success will depend in large part upon our ability to recruit and retain experienced research and development, engineering, manufacturing, operating, sales and marketing, customer service and management personnel. We compete in young markets and there are a limited number of people with the appropriate combination of skills needed to provide the services that our customers require. In the past, we have experienced difficulty in recruiting qualified personnel and we expect to experience continued difficulties in personnel recruiting. If we do not attract such personnel, we may not be able to expand our business. In addition, new employees generally require substantial training, which requires significant resources and management attention. Our success also depends upon retaining our key management, research, product development, engineering, marketing and manufacturing personnel. Even if we invest significant resources to recruit, train and retain qualified personnel, we may not be successful in our efforts.

We may acquire technologies or companies in the future, and these acquisitions could disrupt our business and dilute our shareholders’ interests.

We may acquire additional technologies or other companies in the future and we cannot provide assurances that we will be able to successfully integrate their operations or that the cost savings we anticipate will be fully realized. Entering into an acquisition or investment entails many risks, any of which could materially harm our business, including:

•                                          diversion of management’s attention from other business concerns;

•                                          failure to effectively assimilate our acquired technology, employees or other assets into our business;

•                                          the loss of key employees from either our current business or the acquired business; and

•                                          assumption of significant liabilities of the acquired company.

If we complete additional acquisitions, we may dilute the ownership of current shareholders. In addition, achieving the expected returns and cost savings from our past and future acquisitions will depend in part upon our ability to integrate the products and services, technologies, research and development programs, operations, sales and marketing functions, finance, accounting and administrative functions, and other personnel of these businesses into our business in an efficient and effective manner. We cannot ensure that we will be able to do so or that the acquired businesses will perform at anticipated levels. If we are unable to successfully integrate acquired businesses, our anticipated revenues may be lower and our operational costs may be higher.

We have no experience manufacturing our products on a large scale basis, and if we do not develop adequate manufacturing processes and capabilities to do so in a timely manner, we will be unable to achieve our growth and profitability objectives.

We have manufactured most of our products for prototypes and initial sales, and we have limited experience manufacturing products on a larger scale. In order to produce certain of our products at affordable prices we will have to manufacture a large volume of such products. We do not know when or whether we will be able to develop efficient, low-cost manufacturing capabilities and processes that will enable us to meet the quality, price, engineering, design and production standards or production volumes required to successfully mass market such products. Even if we are successful in developing our manufacturing capabilities and processes, we do not know whether we will do so in time to meet our product commercialization schedule or to satisfy the requirements of our customers and the market. Our failure to develop these manufacturing processes and capabilities in a timely manner could prevent us from achieving our growth and profitability objectives.

Risk Factors Related to Our Products and Technology

We may never complete the development of commercially viable fuel cell power products and/or commercially viable hydrogen generation systems for new hydrogen energy applications, and if we fail to do so, we will not be able to meet our business and growth objectives.

We have made commercial sales of hydrogen generation, fuel cell test and diagnostic equipment, fuel cell power modules, integrated fuel cell systems and hydrogen refueling stations for a relatively short period of time. Because both our business and industry are still in the developmental stage, we do not know when or whether we will successfully complete research and development of commercially viable fuel cell power products and commercially viable hydrogen generation equipment for new hydrogen energy applications. If we do not complete the development of such commercially viable products, we will be unable to meet our business and growth objectives. We expect to face unforeseen challenges, expenses and difficulties as a developing company seeking to design, develop and manufacture new products in each of our targeted markets. Our future success also depends upon our ability to effectively market fuel cell products and hydrogen generation products once developed.

We must lower the cost of our fuel cell and hydrogen generation products and demonstrate their reliability, or consumers will be unlikely to purchase our products and we will therefore not generate sufficient revenues to achieve and sustain profitability.

Fuel cells currently cost more than many established competing technologies, such as internal combustion engines and batteries. The prices of fuel cell and hydrogen generation products are dependent largely upon material and manufacturing costs. We cannot guarantee that we will be able to lower these costs to a level where we will be able to produce a competitive product or that any product we produce using lower cost materials and manufacturing processes will not suffer from lower performance, reliability and longevity. If we are unable to produce fuel cell and hydrogen generation products that are competitive with other technologies in terms of price, performance, reliability and longevity, consumers will be unlikely to buy our fuel cell and hydrogen generation products. Accordingly, we would not be able to generate sufficient revenues with positive gross margins to achieve and sustain profitability.

Any failures or delays in field tests of our products could negatively affect our customer relationships and increase our manufacturing costs.

We regularly field test our products and we plan to conduct additional field tests in the future. Any failures or delays in our field tests could harm our competitive position and impair our ability to sell our products. Our field tests may encounter problems and delays for a number of reasons, including the failure of our technology, the failure of the technology of others, the failure to combine these technologies properly, operator error and the failure to maintain and service the test prototypes properly. Many of these potential problems and delays are beyond our control. In addition, field test programs, by their nature, may involve delays relating to product roll-out and modifications to product design, as well as third party involvement. Any problem or perceived problem with our field tests, whether it originates from our technology, our design, or third parties, could hurt our reputation and the reputation of our products and limit our sales. Such field test failures may negatively affect our relationships with customers, require us to extend field testing longer than anticipated before undertaking commercial sales and require us to develop further our technology to account for such failures prior to the field tests, thereby increasing our manufacturing costs.

The components of our products may contain defects or errors that could negatively affect our customer relationships and increase our development, service and warranty costs.

Our products are complex and must meet the stringent technical requirements of our customers. The software and other components used in our fuel cell and hydrogen generation products may contain undetected defects or errors, especially when first introduced, which could result in the failure of our products to perform, damage to our reputation, delayed or lost revenue, product returns, diverted development resources and increased development, service and warranty costs.

Rapid technological advances or the adoption of new codes and standards could impair our ability to deliver our products in a timely manner and, as a result, our revenues would suffer.

Our success depends in large part on our ability to keep our products current and compatible with evolving technologies, codes and standards. Unexpected changes in technology or in codes and standards could disrupt the development of our products and prevent us from meeting deadlines for the delivery of products. If we are unable to keep pace with technological advancements and adapt our products to new codes and standards in a timely manner, our products may become uncompetitive or obsolete and our revenues would suffer.

We depend upon intellectual property and our failure to protect that intellectual property could adversely affect our future growth and success.

Failure to protect our intellectual property rights may reduce our ability to prevent others from using our technology. We rely on a combination of patent, trade secret, trademark and copyright laws to protect our intellectual property. Some of our intellectual property is currently not covered by any patent or patent application. Patent protection is subject to complex factual and legal criteria that may give rise to uncertainty as to the validity, scope and enforceability of a particular patent. Accordingly, we cannot be assured that:

•                                          any of the United States, Canadian or other patents owned by us or third party patents licensed to us will not be invalidated, circumvented, challenged, rendered unenforceable, or licensed to others; or

•                                          any of our pending or future patent applications will be issued with the breadth of protection that we seek, if at all.

In addition, effective patent, trademark, copyright and trade secret protection may be unavailable, limited, not applied for or unenforceable in foreign countries.

Furthermore, although we typically retain sole ownership of the intellectual property we develop, in certain circumstances, such as with Dow Corning and General Motors, we provide for shared intellectual property rights. For instance, where intellectual property is developed pursuant to our use of technology licensed from General Motors, we have committed to provide certain exclusive or non-exclusive licences in favour of General Motors, and in some cases the intellectual property is jointly owned. As a result of these licences, we may be limited or precluded, as the case may be, in the exploitation of such intellectual property rights.

We have also entered into agreements with other customers and partners that involve shared intellectual property rights. Any developments made under these agreements will be available for future commercial use by all parties to the agreement.

We also seek to protect our proprietary intellectual property through contracts including, when possible, confidentiality agreements and inventors’ rights agreements with our customers and employees. We cannot be sure that the parties that enter into such agreements with us will not breach them, that we will have adequate remedies for any breach or that such persons or institutions will not assert rights to intellectual property arising out of these relationships. If necessary or desirable, we may seek licences under the patents or other intellectual property rights of others. However, we cannot be sure that we will obtain such licences or that the terms of any offered licences will be acceptable to us. Our failure to obtain a license from a third party for intellectual property we use in the future could cause us to incur substantial liabilities and to suspend the manufacture and shipment of products or our use of processes that exploit such intellectual property.

Our involvement in intellectual property litigation could negatively affect our business.

Our future success and competitive position depend in part upon our ability to obtain or maintain the proprietary intellectual property used in our principal products. In order to establish and maintain such a competitive position we may need to prosecute claims against others who we believe are infringing our rights and defend claims brought by others who believe that we are infringing their rights. Our involvement in intellectual property litigation could result in significant expense to us, adversely affect the sale of any products involved or the use or licensing of related intellectual property and divert the efforts of our technical and management personnel from their principal responsibilities, regardless of whether such litigation is resolved in our favour. If we are found to be infringing on the intellectual property rights of others, we may, among other things, be required to:

•                                          pay substantial damages;

•                                          cease the development, manufacture, use, sale or importation of products that infringe upon such intellectual property rights;

•                                          discontinue processes incorporating the infringing technology;

•                                          expend significant resources to develop or acquire non-infringing intellectual property; or

•                                          obtain licences to the relevant intellectual property.

We cannot offer any assurance that we will prevail in any such intellectual property litigation or, if we were not to prevail in such litigation, that licences to the intellectual property that we are found to be infringing upon would be available on commercially reasonable terms, if at all. The cost of intellectual property litigation as well as the damages, licensing fees or royalties that we might be required to pay could have a material adverse effect on our business and financial results.

Our products use flammable fuels that are inherently dangerous substances and could subject us to product liabilities.

Our financial results could be materially impacted by accidents involving either our products or those of other fuel cell manufacturers, either because we face claims for damages or because of the potential negative impact on demand for fuel cell products. Our products use hydrogen, which is typically generated from gaseous and liquid fuels such as propane, natural gas or methanol in a process known as reforming. While our fuel cell products do not use these fuels in a combustion process, natural gas, propane and other hydrocarbons are flammable fuels that could leak and then combust if ignited by another source. In addition, certain of our OEM partners and customers may experience significant product liability claims. As a supplier of products and systems to these OEMs, we face an inherent business risk of exposure to product liability claims in the event that our products, or the equipment into which our products are incorporated, malfunction and result in personal injury or death. We may be named in product liability claims even if there is no evidence that our systems or components caused the accidents. Product liability claims could result in significant losses from expenses incurred in defending claims or the award of damages. Since our products have not yet gained widespread market acceptance, any accidents involving our systems, those of other fuel cell products or those used to produce hydrogen could materially impede acceptance of our products. In addition, although our management believes that our liability coverage is currently adequate to cover these risks, we may be held responsible for damages beyond the scope of our insurance coverage.

Risk Factors Related to Ownership of Our Common Shares

If we fail to maintain the requirements for continued listing on the Nasdaq, our common shares could be delisted from trading on Nasdaq, which would materially adversely affect the liquidity of our common shares, the price of our common shares, and our ability to raise additional capital.

Failure to meet the applicable continued listing requirements of Nasdaq could result in our common shares being delisted from Nasdaq. In the past we have been unable to meet the continued listing requirements of Nasdaq and may not be able to meet the requirements in the future.

On September 15, 2009, we received formal notification from Nasdaq informing us that we failed to maintain a minimum closing bid price on Nasdaq of at least US$1.00 per share for our common shares for 30 consecutive business days, as we are required to do under Nasdaq Marketplace Rule 4450(a)(5) (the “Minimum Bid Price Rule”). We were given 180 days from September 15, 2009 to regain compliance by having the bid price of our common shares close at US$1.00 per share or more for a minimum of 10 consecutive business days prior to the end of the 180-day period.

We have received prior notices of non-compliance with the Minimum Bid Price Rule on May 10, 2007 and February 19, 2008.  On both prior occasions, we were given 180 days to regain compliance by having the bid price of our common shares close at US$1.00 per share or more for a minimum of 10 consecutive business days prior to the end of the 180-day period. While we regained compliance on both occasions, we can give no assurances that we will be able to comply, or maintain future compliance, with the Minimum Bid Price Rule or all of the continued listing requirements of Nasdaq.

As at the date hereof, we are not in compliance with the Minimum Bid Price Rule.  While we may explore various actions to meet the Minimum Bid Price Rule, including implementing a share consolidation, there is no guarantee that any such action will be successful in bringing us into, or maintaining, compliance.

If we fail to satisfy Nasdaq’s continued listing requirements, our common shares could be delisted from Nasdaq, in which case we may move to the Nasdaq Capital Market, which generally has lower financial requirements for initial listing or, if we fail to meet its listing requirements, the over-the-counter bulletin board. However, there can be no assurance that our common shares will be eligible for trading on any such alternative exchanges or markets in the United States.

If we are delisted from Nasdaq, it would materially reduce the liquidity of our common shares, lower the price of our common shares, and impair our ability to raise financing.

In order to comply with Nasdaq’s Minimum Bid Price Rule we may implement a share consolidation, which could adversely affect our common share price and its liquidity.

We may implement a share consolidation in order to comply with Nasdaq’s Minimum Bid Price Rule. In light of the Company’s past non-compliance with the Minimum Bid Price Rule, our shareholders approved a special resolution at our annual and special meeting of shareholders held on May 13, 2009, that gave authority to our Board of Directors, in its sole discretion, to amend our articles of incorporation to allow for a consolidation of our issued and outstanding common shares at any time prior to March 24, 2010, and to select the exact consolidation ratio, provided that (i) the ratio may be no smaller than one post-consolidation share for every 10 pre-consolidation shares, and no larger than one post-consolidation share for every 25 pre-consolidation shares, and (ii) the number of pre-consolidation shares in the ratio must be a whole number of shares.

The exact number of shares of the Company to be consolidated, if at all, would be determined by our Board of Directors before the share consolidation would be effective, and the Company will issue a news release announcing the ratio as determined by our Board of Directors.

Notwithstanding the approval of the share consolidation by our shareholders, our Board of Directors may, in its sole discretion, abandon the share consolidation without further approval or action by or prior notice to shareholders. The TSX has conditionally approved the share consolidation and implementation of the share consolidation is subject to the Company fulfilling all requirements of the TSX.

Our shareholders approved a similar special resolution at the Company’s annual and special meeting of shareholders on May 6, 2008, which authorized our Board of Directors, in its sole discretion, to implement a share consolidation at any time prior to March 10, 2009 based on a consolidation ratio no smaller than one post-consolidation share for every five pre-consolidation shares, and no larger than one post-consolidation share for every 10 pre-consolidation shares, but otherwise subject to the same conditions described above. Although our Board of Directors did not believe it to be in the best interests of the Company to implement a share consolidation during that time, as in the past, our Board of Directors has considered the potential adverse effects to the Company of a delisting from Nasdaq, and has determined that the flexibility afforded by a share consolidation could allow the Company to comply with Nasdaq’s Minimum Bid Price Rule.

While such share consolidation could bring us back into compliance with the listing requirements of Nasdaq, there can be no assurance that any increase in the market price of our common shares resulting from a share consolidation, if implemented, would be sustainable. There are numerous factors and contingencies that would affect such price, including the market conditions for our common shares at the time, our reported results of operations in future periods and general economic, geopolitical, stock market and industry conditions. Accordingly, the total market capitalization of our common shares after a share consolidation may be lower than the total market capitalization before such share consolidation and, in the future, the market price of our common shares might not exceed or remain higher than the market price prior to such share consolidation. There can be no assurance that a share consolidation would result in a per share market price that attracts institutional investors or investment funds, or that such price would satisfy the investing guidelines of institutional investors or investment funds. As a result, the trading liquidity of our common shares might not improve as a result of a share consolidation. Furthermore, the liquidity of our common shares could be adversely affected by the reduced number of our common shares that would be outstanding after the share consolidation.

If at any time we qualify as a passive foreign investment company under United States tax laws, our shareholders may be subject to adverse tax consequences.

We would be classified as a passive foreign investment company (“PFIC”), for United States federal income tax purposes, in any taxable year in which, after applying relevant look-through rules with respect to the income and assets of our subsidiaries, either at least 75% of our gross income is ‘‘passive income,’’ or on average at least 50% of the gross value of our assets is attributable to assets that produce passive income or are held for the production of passive income.

Based on the structure of the Company, and the composition of our income and assets, the Company does not believe that it was a PFIC for the taxable year ended December 31, 2008 or its prior taxable year. However, there can be no assurance that the Internal Revenue Service will not successfully challenge our position or that we will not become a PFIC in a future taxable year, as PFIC status is re-tested each year and depends on our assets and income in such year. If we are classified as a PFIC at any time that a U.S. Holder (as defined below) holds our common shares, such holder may be subject to an increased United States federal income tax liability and a special interest charge in respect of a gain recognized on the sale or other disposition of our common shares and upon the receipt of certain ‘‘excess distributions’’ (as defined in the United States Internal Revenue Code of 1986, as amended).

U.S. Holders should consult their own tax advisors concerning the United States federal income tax consequences of holding our common shares if we were a PFIC in any taxable year and its potential application to their particular situation.

A limited number of shareholders collectively own a significant portion of our common shares and may act, or prevent corporate actions, to the detriment of other shareholders.

A limited number of shareholders, including our founders and General Motors, currently own a significant portion of our outstanding common shares. General Motors currently owns approximately 12.3% of our outstanding common shares. Accordingly, these shareholders may exercise significant influence over all matters requiring shareholder approval, including the election of a majority of our directors and the determination of significant corporate actions. This concentration could also have the effect of delaying or preventing a change in control that could otherwise be beneficial to our shareholders.

In addition to General Motors’ current ownership of our common shares, pursuant to our strategic alliance with General Motors, for so long as General Motors holds at least 10% of our outstanding shares, if any of our founders, Pierre Rivard, Joseph Cargnelli or Boyd Taylor, wish to transfer (i) all or substantially all of their shares to any person, or (ii) any of their shares to a person actively competing with General Motors in the automotive or fuel cell industry, he must first offer the shares to General Motors. Moreover, if we issue additional equity securities or securities convertible into equity securities for cash consideration, we have granted General Motors the right to participate in such offering on a pro rata basis based on the fully diluted number of common shares that it holds, subject to certain limited exceptions. We have also agreed that one director nominated by General Motors shall be included in the slate of directors that is presented to shareholders for approval at our general meeting. As a principal shareholder and party to the strategic alliance and representative on our Board , General Motors has the ability to influence our corporate actions and in a manner that may be adverse to your interests.

Future sales of common shares by our principal shareholders could cause our share price to fall and reduce the value of a shareholder’s investment.

If our principal shareholders, including our founders, sell substantial amounts of their common shares in the public market, the market price of our common shares could fall and the value of a shareholder’s investment could be reduced. The perception among investors that these sales may occur could have a similar effect. Share price declines may be exaggerated if the low trading volume that our common shares have experienced to date continues. These factors could also make it more difficult for us to raise additional funds through future offerings of our common shares or other securities.

Our articles of incorporation authorize us to issue an unlimited number of common and preferred shares, and significant issuances of common or preferred shares could dilute the share ownership of our shareholders, deter or delay a takeover of us that our shareholders may consider beneficial or depress the trading price of our common shares.

Our articles of incorporation permit us to issue an unlimited number of common and preferred shares. If we were to issue a significant number of common shares, it would reduce the relative voting power of previously outstanding shares. Such future issuances could be at prices less than our shareholders paid for their common shares. If we were to issue a significant number of common or preferred shares, these issuances could also deter or delay an attempted acquisition of us that a shareholder may consider beneficial, particularly in the event that we issue preferred shares with special voting or dividend rights. While Nasdaq and TSX rules may require us to obtain shareholder approval for significant issuances, we would not be subject to these requirements if we ceased, voluntarily or otherwise, to be listed on Nasdaq and the TSX. Significant issuances of our common or preferred shares, or the perception that such issuances may occur, could cause the trading price of our common shares to drop.

U.S. investors may not be able to enforce U.S. civil liability judgments against us or our directors and officers.

We are organized under the laws of Canada. A majority of our directors and officers are residents of Canada and all or a substantial portion of their assets and substantially all of our assets are located outside of the United States. As a result, it may be difficult for U.S. holders of our common shares to effect service of process on these persons within the United States or to realize in the United States upon judgments rendered against them. In addition, a shareholder should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, claims against us or such persons predicated upon the U.S. federal securities laws.

Our share price is volatile and we may continue to experience significant share price and volume fluctuations.

Since our common shares were initially offered to the public in November 2000, the stock markets, particularly in the technology and alternative energy sectors, and our share price have experienced significant price and volume fluctuations. Our common shares may continue to experience volatility for reasons unrelated to our own operating performance, including:

•                                          performance of other companies in the fuel cell or alternative energy business;

•                                          news announcements, securities analysts’ reports and recommendations and other developments with respect to our industry or our competitors; or

•                                          changes in general economic conditions.

As at December 30, 2009 there were 6,635,598 options to purchase our common shares. If these securities are exercised, our shareholders will incur substantial dilution.

A significant element in our plan to attract and retain qualified personnel is the issuance to such persons of options to purchase our common shares. As at December 30, 2009, we have issued and outstanding 6,635,598 options to purchase our common shares at an average price of Cdn$2.54 per common share. Accordingly, to the extent that we are required to issue significant numbers of options to our employees, and such options are exercised, you could experience significant dilution.

THE COMPANY

This summary does not contain all the information about us that may be important to you. You should read the more detailed information and financial statements and related notes that are incorporated by reference and are considered to be part of this prospectus.

We were incorporated on June 10, 2009 under the Canada Business Corporations Act, under the name “7188501 Canada Inc.” We changed our name to “Hydrogenics Corporation—Corporation Hydrogenique” on October 27, 2009 in connection with a non-dilutive financing transaction involving Algonquin Power Income Fund (“APIF”), as described further below under “Recent Developments — APIF Transaction”.

Our original predecessor (“Old Hydrogenics”) was founded in 1988 under the name “Traduction Militech Translation Inc.” It subsequently changed its name to “Societe Hydrogenique Incorporée—Hydrogenics Corporation Incorporated”. From 1990 to August 1995, Societe Hydrogenique Incorporée—Hydrogenics Corporation Incorporated did not actively carry on business. In August 1995, it commenced our fuel cell technology development business, and in 2000, changed its name to Hydrogenics Corporation —Corporation Hydrogenique. Until October 27, 2009, we were a wholly-owned subsidiary of Old Hydrogenics.

We are a globally recognized developer and provider of hydrogen generation and fuel cell products. We conduct our business through the following business units: (i) OnSite Generation, which focuses on hydrogen generation products for renewable energy, industrial and transportation customers; and (ii) Power Systems, which focuses on fuel cell products for original equipment manufacturers, or OEMs, systems integrators and end users for stationary applications, including backup power, and motive applications, such as forklift trucks. In November 2007, we announced that we were exiting the fuel cell test products, design, development and manufacturing business, that was conducted through our Test Systems business unit. The orderly windup of the Test Systems unit, which focused on fuel cell test and diagnostic products and contract testing services for third parties, is anticipated to be completed by the end of 2009.

Our business units are supported by a corporate services group providing finance, insurance, investor relations, communications, treasury, human resources, strategic planning, compliance, and other administrative services.

Our principal executive offices are located at 5985 McLaughlin Road, Mississauga, Ontario, Canada L5R 1B8. Our telephone number is (905) 361-3600.

OUR BUSINESS

OnSite Generation

Our OnSite Generation business segment is based on alkaline water electrolysis technology which involves the decomposition of water (H2O) into oxygen (O2) and hydrogen gas (H2) by passing an electric current through a liquid electrolyte. The resultant hydrogen gas is then captured and used for industrial gas applications, hydrogen fueling applications, and used to store renewable energy in the form of hydrogen gas. Our HySTAT® branded electrolyzer products are based on 60 years of hydrogen experience, meet international standards such as ASME, CE, Rostechnadzor and UL and are certified ISO 9001 from design to delivery. We configure our HySTAT® products for both indoor and outdoor applications and tailor our product to accommodate various hydrogen gas requirements.

The worldwide market for hydrogen, which includes the merchant gas market for hydrogen, is estimated at US$5 billion annually, and is served by industrial gas companies as well as on-site hydrogen generation product manufacturers such as ourselves. We believe that the annual market for on-site hydrogen generation equipment is approximately US$100 million to US$200 million.

Our OnSite Generation products are sold to leading merchant gas companies such as Air Liquide S.A. and Linde AG and end users requiring high purity hydrogen produced on-site for industrial applications. We also sell products to progressive oil and gas companies, such as Shell Hydrogen, requiring hydrogen fueling stations for transportation applications. Recently, we have begun to sell our products to leading electric power utilities, including Powertech Labs, Inc., a wholly owned subsidiary of BC Power, and Newfoundland and Labrador Hydro (Hydro) requiring renewable energy storage.

The business objectives for our OnSite Generation group are to: (i) further increase the gross margins of existing product lines by improving our procurement and manufacturing processes; (ii) further increase the reliability and durability of our products to exceed the expectations of our applications; (iii) reduce the cost of ownership of our products through design and technology improvement; (iv) continue to pursue opportunities for customers to convert renewable energy, such as wind and solar energy, into hydrogen; and (v) further expand into ready markets such as Eastern Europe (including Russia), Asia and the Middle East.

Power Systems

Our Power Systems business is based on proton exchange membrane, or PEM, fuel cell technology which transforms chemical energy to electrical energy when liberated during the electrochemical reaction of hydrogen and oxygen. Our HyPM® branded fuel cell products are based on our extensive track record of on-bench testing and realtime deployments across a wide range of stationary and motive power applications. Our HyPM® products can be scaled to produce from 4 to 65 kilowatts of electrical power. These compact units provide ease of integration, high reliability and durability and impressive operating efficiency.

Our target markets include backup power for data centres and telecom installations plus motive power applications, such as forklift trucks. The military, historically an early technology adopter, is a specialized market for our innovative fuel cell based systems. The worldwide market for data centre backup power is estimated to be in excess of US$6 billion and the market for telecom backup power is estimated to be US$2 to US$3 billion in the U.S. alone, based on a complete displacement of existing battery systems. The addressable market for forklift truck products is estimated at US$0.4 billion.

Our Power Systems products are sold to leading OEMs, such as Commscope, Inc., to provide backup power applications for data centres and telecom sites. They are also sold to Crown Equipment Corporation, Linde Materials Handling, Mitsubishi Forklifts and NACCO Materials Handling Group, Inc. for prototype field tests of our fuel cell power modules that replace traditional lead-acid battery packs used by indoor industrial forklift trucks.

The business objectives for our Power Systems group are to: (i) offer a standard fuel cell platform for many markets thereby enabling ease of manufacturing and reduced development spending; (ii) achieve further market penetration in the backup power and motive power markets by tailoring our HyPM® fuel cell products to meet market specific requirements including price, performance and features; (iii) invest in sales and market development activities in the backup power and motive power markets; (iv) continue to target the military and other early adopters of emerging technologies as a bridge to future commercial markets; and (v) secure the requisite people and processes to align our anticipated growth plans with our resources and capabilities.

Test Systems

Until recently, we provided fuel cell test services and equipment to many of the world’s leading automotive companies such as General Motors Corporation, Nissan and Toyota as well as to fuel cell developers and component suppliers currently engaged in their own fuel cell development programs. On November 7, 2007, we announced our decision to commence an orderly windup of our fuel cell test products and design, development and manufacturing business. We anticipate that this windup will be completed by the end of 2009 and require approximately US$3.5 million of funding with a corresponding charge to earnings. The substantial majority of the cash requirements and corresponding charge to earnings occurred in the fourth quarter of 2007.

Recent Developments

Fuel Cells

On April 27, 2009 we sold a third HyPM® HD fuel cell power module as part of the Federal Transit Administration’s National Fuel Cell Bus Program (“NFCBP”).

On May 5, 2009, we announced that two additional Hydrogenics’ fuel cell powered hybrid MidiBuses have been put into operation. As we previously announced in 2008, the buses were purchased by Vestische Strassenbahnen GmbH, a regional urban transit authority located in Herten, Germany. There are now ten Hydrogenics-powered MidiBuses in operation in Europe based on a Tecnobus S.p.A electric bus platform.

On August 4, 2009, we announced that we had received an additional order from Proterra LLC for a zero-emission bus to be deployed in Fort Lewis, Washington. This is part of a project led by the Center for Transportation and the Environment (“CTE”), sponsored under the Defense Logistics Agency’s (“DLA”) Hydrogen and Fuel Cell Research and Development Program, and the third Proterra EcoRide transit bus that will utilize our fuel cell power modules. Separately, we have begun building two HyPM® HD 16 units for a zero-emission EVAmerica, LLC Ecobus transit bus project to be demonstrated in Birmingham, Alabama. This initiative, supported by a grant from the U.S. Department of Transportation’s Federal Transit Administration to the University of Alabama at Birmingham (“UAB”), is led by a UAB research team and also coordinated by CTE. The EVAmerica bus will be operated by the Birmingham-Jefferson County Transit Authority and service the UAB campus as well as metropolitan Birmingham.

On September 3, 2009, we announced that we were awarded a contract to provide HyPM 16 fuel modules for use in zero emission class 8 short haul trucks being developed by Vision Industries Corp. (OTC.BB:VIIC) of California. Vision’s Tyrano™ truck is thought to be the world’s first plug-in electric/hydrogen fuel cell powered heavy duty class 8 vehicle.

Electrolyzers

On April 30, 2009, we announced the installation of two HySTAT™ electrolyzers in Europe for fueling station applications. In conjunction with Heliocentris Fuel Cells AG, a German fuel cell systems integrator, we have installed a hydrogen-generating electrolyzer at a bus fueling station in Barth, Germany. Also we installed, with Schwelm of Germany, an electrolyzer in Dunkirk, France for a similar hydrogen fueling application. In Barth, our electrolyzer will be the heart of a solar-assisted gas generation system, providing a zero-emission fueling solution for a bus also powered by one of our fuel cells. While producing clean, renewable fuel, the gas generation system will simultaneously provide oxygen to increase the efficiency of a municipal water treatment facility, saving capital costs for an otherwise necessary extension of treatment capacity. The Dunkirk fueling station is already operational, with buses running on a blend of hydrogen and natural gas. Dunkirk is the first city in France to have a public hydrogen station.

On August 31, 2009, we announced that we had received orders from Groupe Cevital of Algeria and the Obeikan Investment Group of Saudi Arabia for electrolyzers worth, in aggregate, approximately US$5 million. These Hydrogenics HySTAT units will be used to produce high-quality hydrogen for vegetable oil processing and glass production.

On September 23, 2009, we announced that we had received an order from one of India’s largest steel manufacturers, Bhushan Power & Steel Limited, for a 2 megawatt installation of HySTAT electrolyzers.

Renewable Energy Projects in Europe

On July 28, 2009 we received orders for two fuel cell power module systems - one in Greenland and the other in France - for renewable energy projects. At both locations, we will deliver HyPM Rack stationary systems to be utilized for primary and backup power. In Greenland, the power modules will be delivered to Nukissiorfiit, the national energy company, in the capital of Nuuk as part of project H2KT. This initiative will demonstrate the potential of using hydrogen for energy storage and management in Greenland, such that the country can better utilize its natural hydro-generation resources. In France, the power modules will be used for energy generation to supplement photovoltaic and wind power at the new headquarters of the Abalone Group, a human resources consulting firm located in the city of Nantes. The Abalone building is planned to be totally independent of the national electricity grid.

American Power Conversion Corporation  Manufacturing and Supply Agreement

On July 20, 2009, we announced that we had terminated our manufacturing and supply agreement (the “Supply Agreement”) dated August 9, 2006 with American Power Conversion Corporation (“APC”). In the notice of termination, we had requested a termination payment of approximately US$2.1 million by APC, as determined by a formula in the Supply Agreement based on the number of products for which APC had issued orders and paid for under the Supply Agreement.

On November 13, 2009, we filed a complaint against APC in the U.S. District Court for the District of Massachusetts in connection with the Supply Agreement. On December 23, 2009, APC filed its answer to our complaint and counterclaims, denying liability on our claim, and seeking unspecified damages based on APC's assertion that, pursuant to an alleged oral agreement, APC believed that we would not seek the termination payment under the Supply Agreement.

APIF Transaction

In 2008, Hydrogenics management concluded that our current operations would likely fail to generate sufficient cash flow to fund our business plans. To obtain additional cash until a future financing transaction can be consummated, of which there is no assurance, Hydrogenics management determined that pursuit of a non-traditional, non-dilutive financing would be in the best interests of our shareholders. Since the beginning of our business, we had accumulated significant non-capital losses and other tax attributes. As a result, our Board of Directors believed the losses could be effectively utilized for a non-traditional financing strategy. The enactment of certain changes to the Income Tax Act (Canada) in 2007 gave entities such as APIF an incentive to make efficient use of the historic tax attributes that had been accumulated by us. Consequently, in early 2009, APIF was identified as a possible candidate with whom to pursue such a financing transaction.

On June 11, 2009, we, Old Hydrogenics, the board of trustees of APIF and APIF’s manager, Algonquin Power Management Inc., agreed upon the terms of a series of transactions (collectively, the “APIF Transaction”) and agreements, pursuant to which Old Hydrogenics agreed to transfer its entire business and operations to us, including all assets, liabilities, directors, management and employees, but excluding its tax attributes. Concurrently, the APIF Transaction would enable unitholders of APIF to continue to hold their interest in APIF as shareholders of Old Hydrogenics, to be renamed as “Algonquin Power & Utilities Corp.” (“APUC”), a publicly traded Canadian corporation. APUC would have the ability to make efficient use of our accumulated tax attributes in the continued execution of APIF’s business plans. Under the APIF Transaction, our shareholders would have their common shares in the capital of Old Hydrogenics redeemed for our common shares on a one-for-one basis. At the same time APIF unitholders would exchange their units for APUC common shares.

As a result of completion of the APIF Transaction on October 27, 2009, unitholders of APIF did not retain any interest in the business of Hydrogenics nor did shareholders of Hydrogenics retain any interest in the business of APIF. We have continued to carry on the hydrogen generation and fuel cell business as a public entity with all of the assets (including the intellectual property) of our predecessor prior to the APIF Transaction.

We obtained several key benefits from the APIF Transaction, including the cash payment of approximately Cdn$10.8 million, without a dilutive impact on our shareholders. Further details of the APIF Transaction are set out in the management proxy circular of Old Hydrogenics dated June 25, 2009, which is incorporated by reference in this prospectus.

Nasdaq Listing

On September 15, 2009, we received formal notification from Nasdaq informing us that we were not in compliance with the minimum closing bid price requirement on Nasdaq. Commencing September 15, 2009, we were given 180 days to regain compliance by having the bid price of our common shares close at US$1.00 per share or more for a minimum 10 consecutive business days prior to the end of the 180-day period. If we fail to regain compliance, our common shares may be delisted from Nasdaq. See also “Risk Factors — Risk Factors Related to Ownership of Our Common Shares” beginning on page 18 of this prospectus.

Board of Directors

On November 30, 2009, V. James Sardo resigned from our board of directors due to limitations on his availability because of other business activities and professional commitments. Mr. Sardo has been a member of the board of directors since May, 2003 and has been a member of the audit committee and human resources and corporate governance committee of Hydrogenics. We have no immediate plans to fill the vacancy in the board left by Mr. Sardo’s departure.

Secured Credit Facility

On December 2, 2009, we announced that our wholly-owned Belgium-based operating subsidiary, Hydrogenics Europe N.V. (“Hydrogenics Europe”), secured a 3.5 million euros operating facility from Dexia Bank S.A. (“Dexia Bank”), a Belgium-based financial institution. The facility will be used to finance working capital requirements for our OnSite Generation business in 2010. Pursuant to the terms of the credit facility, Hydrogenics Europe may borrow a maximum of 75% of the value of awarded sales contracts, approved by Dexia Bank, to a maximum of 2.0 million euros, along with a maximum of 1.5 million euros for general business purposes. The credit facility bears interest at a rate of Euribor plus 1.45% per annum. Hydrogenics Europe’s  obligations under the credit facility are secured by a 1.0 million euros first secured charge covering all of the present and after-acquired assets of Hydrogenics Europe. The secured charge may be increased to 1.5 million euros at the sole discretion of Dexia Bank, which will consider, among other things, the financial results of Hydrogenics Europe on an annual basis. The credit facility also contains a negative pledge precluding Hydrogenics Europe from providing security over its assets.

The credit facility is subject to customary commercial terms and conditions, including requiring Hydrogenics Europe to maintain a solvency covenant, defined under the credit facility as equity plus current account divided by total liabilities, of not less than 25% and to ensure that its inter-company account with Hydrogenics Corporation does not decrease to less than 5.0 million euros at any time. As of November 30, 2009, the inter-company account was approximately 5.1 million euros. As of December 30, 2009, Hydrogenics Europe does not have any availability under the credit facility to borrow against the value of awarded sales contracts, as it has not submitted any awarded sales contracts to Dexia Bank for approval.

OUR DIRECTORS AND EXECUTIVE OFFICERS

Directors and Executive Officers

The following table presents certain information with respect to our directors and executive officers.

Name and Province or State and Country of Residence	Title	Director or Executive Officer Since
Douglas Alexander(1) Ontario, Canada	Chairman of our Board of Directors	2006

Michael Cardiff(1)(2) Ontario, Canada	Director	2007

Henry J. Gnacke Michigan, U.S.A.	Director	2008

Norman M. Seagram(1)(3) Ontario, Canada	Director	2000

Joseph Cargnelli Ontario, Canada	Chief Technology Officer and Director	1996

Daryl Wilson Ontario, Canada	President and Chief Executive Officer	2006

Lawrence E. Davis Ontario, Canada	Chief Financial Officer	2005

Jennifer Barber Ontario, Canada	Vice President, Finance and Corporate Controller	2005

Wido Westbroek Geel, Belgium	Vice President and General Manager	2006

Notes:

(1)  Member of the Audit Committee and the Human Resources and Corporate Governance Committee.

(2)  Chairman of the Human Resources and Corporate Governance Committee.

(3)  Chairman of the Audit Committee.

Biographies

Set forth below is biographical information for our current directors and executive officers.

Douglas S. Alexander, Chairman of our Board of Directors.  Mr. Alexander has served as Chairman of our Board of Directors since June 2009. Mr. Alexander joined our Board of Directors in May 2006. Mr. Alexander is a Director and member of the Audit Committee of Critical Outcome Technologies Inc., and has served as the Chief Financial Officer of various Canadian public companies for 15 years. Mr. Alexander was formerly lead director and chair of the Audit Committee of Saxon Financial Inc. Mr. Alexander served as a director of Stuart Energy Systems Corporation from 2003 to January 2005. From 1999 to 2004, Mr. Alexander was Executive Vice President and Chief Financial Officer of Trojan Technologies Inc., an international environmental high technology company. Mr. Alexander is a Chartered Director, having graduated in 2009 from Director’s College, a joint venture between McMaster University and the Conference Board of Canada.

Michael Cardiff, Director. Mr. Cardiff joined our Board of Directors in November 2007. Currently, Mr. Cardiff is the Chief Executive Officer of Accelerents, a consulting firm focused on strategy development. Prior to holding that position, Mr. Cardiff held numerous senior positions in a number of technology companies including large multinationals such as EDS and IBM as well as startup companies such as Fincentric,

Convergent Technologies, Tandem, and Stratus Computer. Mr. Cardiff is currently a director of Descartes Systems Group, Burntsand Inc. and Software Growth Inc. Mr. Cardiff has also served as a director of Husky Injection Molding Systems, Solcorp, Visible Genetics, Spectra Security Software Visible Decisions and the Toronto Film Festival and Roy Thomson Hall. Mr. Cardiff received many awards including “A Canadian Export Life Time Achievement Award.” In 1998, Mr. Cardiff was named one of Canada’s “Top 40 Under 40,” recognizing him as one of the nation’s most successful young leaders. Mr. Cardiff is a member of, and holds the ICD.d designation from, the Institute of Corporate Directors.

Joseph Cargnelli, Chief Technology Officer and Director. Mr. Cargnelli is one of our founders and served as a director from January 1996 to January 2005, when he resigned in connection with our acquisition of Stuart Energy Systems Corporation. Mr. Cargnelli was re-elected at the meeting of shareholders on May 17, 2005. Mr. Cargnelli served as our Treasurer from January 1996 until July 2000. Mr. Cargnelli was appointed as our Vice President, Technology in July 2000. His title was changed to Chief Technology Officer in April 2003. Mr. Cargnelli earned both a Masters of Applied Science degree in Mechanical Engineering and a Bachelor of Applied Science degree in Mechanical Engineering from the University of Toronto. From April 1992 to April 1993, Mr. Cargnelli served as a Research Engineer with the Laboratory of Advanced Concepts in Energy Conversion Inc., a laboratory engaged in the research, development and demonstration of alkaline fuel cells and hydrogen storage methods. Mr. Cargnelli is a member of the Professional Engineers of Ontario.

Henry J. Gnacke, Director. Mr. Gnacke joined our Board of Directors in May 2008. Formerly, Mr. Gnacke was the Executive Director, Global Purchasing Supply chain at General Motors Corporation. He was responsible for fuel cell propulsion systems and General Motors Corporation’s E-Flex programs. Mr. Gnacke has over 30 years of experience and has held numerous positions at General Motors Corporation, including several international assignments in the Middle East, Asia and Europe. Mr. Gnacke is the nominee of General Motors Holdings LLC (“General Motors”) in connection with our strategic alliance with General Motors.

Norman M. Seagram, Director. Mr. Seagram joined our Board of Directors in July 2000. Mr. Seagram served as Chairman of our Board of Directors from July 2000 to December 2006, and again from September 2007 to June 2009. From December 2006 to September 2007, Mr. Seagram acted as Lead Director. Mr. Seagram was President of Sportsco International LP (SkyDome) from February 2001 to March 2003. From September 1996 to May 1997, Mr. Seagram was President and Chief Executive Officer of Molson Inc., a company he had previously served for 24 years in a variety of senior management positions. From October 1992 to August 1996, Mr. Seagram was Chairman and Chief Executive Officer of Air Liquide Canada, Inc., a producer of industrial gases. Mr. Seagram is a trustee of Trinity College School and the Toronto Symphony Foundation, and he is a director of Harbourfront Foundation. He serves on the advisory board of the Faculty of Applied Science and Engineering, University of Toronto, and he is a former director of the Toronto Economic Development Corporation (TEDCO).

Daryl Wilson, President and Chief Executive Officer and Director. Mr. Wilson was appointed President and Chief Executive Officer in December 2006. Prior to joining Hydrogenics, Mr. Wilson held senior leadership positions at Royal Group Technologies Inc., ZENON Environmental Inc., Toyota and Dofasco Inc. In 1990 Mr. Wilson earned an MBA from McMaster University in Operations Management/Management Science. Mr. Wilson also holds a Bachelor’s degree in Chemical Engineering from the University of Toronto. Mr. Wilson is a Chartered Director, having graduated in 2009 from Director’s College, a joint venture between McMaster University and the Conference Board of Canada.

Lawrence E. Davis, Chief Financial Officer and Corporate Secretary. Mr. Davis has served as our Chief Financial Officer since April 1, 2005. Mr. Davis has over 20 years of financial and operational experience. He has been a Chartered Accountant since 1987. From 1999 to 2003, Mr. Davis was the Chief Financial Officer of GDI Global Data Inc., a wireless data services company. Mr. Davis also acted as the President of Saturn Capital Corporation, a merchant bank that advises, invests in and assumes senior management positions for high growth businesses from 1997 until 1999. From 1987 to 1997, Mr. Davis served as a Vice President for PricewaterhouseCoopers LLP and he previously worked for two years with Ernst & Young. Mr. Davis has been a director of Genesis Worldwide Inc., a provider of structural light steel framing technologies, since July 2009.

Jennifer Barber, Vice President, Finance and Corporate Controller. Ms. Barber joined us through our acquisition of Stuart Energy Systems Corporation in January 2005 and was appointed to the position of Vice President Finance and Corporate Controller in May 2005. Since taking on this position, Ms. Barber has led the finance team through a full range of financial consolidations arising from the acquisition, with the added responsibility of integrating Sarbanes-Oxley requirements into all of our financial processes and procedures. Hired by Stuart Energy Systems Corporation in 2001, Ms. Barber served as Director, Corporate Finance from 2003 onward, and prior to that as Controller. She was employed from 1997 to 2001 by PricewaterhouseCoopers LLP. Ms. Barber received Institute of Chartered Accountant accreditation in 2000.

Wido Westbroek, Vice President and General Manager. Mr. Westbroek joined us in 2006 as Vice President, Operations of the Belgium On-Site division. His former career, spanning 18 years, was with Powerlasers, a developer and manufacturer of unique laser welding technology and a maker of auto parts for major automotive OEMs based in Canada and the US. Mr. Westbroek received his Bachelor of Science in Physics at the University of Waterloo in Ontario.

Cease Trade Orders, Bankruptcies, Penalties and Sanctions

To our knowledge, none of our directors or executive officers is, or within the 10 years prior to the date hereof has been, a director, chief executive officer or chief financial officer of any company (including Hydrogenics) that, while that person was acting in that capacity, (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days; or (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director, chief executive officer or chief financial officer in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days.

To our knowledge, none of our directors or executive officers or any shareholder holding a sufficient number of our securities to affect materially the control of Hydrogenics is, or within the 10 years prior to the date hereof has been, a director or executive officer of any company (including Hydrogenics) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

To our knowledge, none of our directors or executive officers or any shareholder holding a sufficient number of our securities to affect materially the control of Hydrogenics has, within the 10 years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

PRICE RANGE AND TRADING

TSX

The following table sets forth the high and low sale prices (which are not necessarily the closing prices) and total trading volumes on the TSX for the periods indicated for our common shares under the symbol “HYG”, as reported by sources we believe to be reliable.

Period	High Price (Cdn$ per share)	Low Price (Cdn$ per share)	Total Volume

Monthly

2009
January	0.73	0.49	697,361
February	0.57	0.405	300,993
March	0.64	0.38	776,549
April	0.69	0.48	1,255,874
May	0.75	0.51	1,797,510
June	0.80	0.56	1,790,730
July	0.61	0.49	839,000
August	0.64	0.50	1,000,253
September	0.75	0.52	1,707,902
October	0.70	0.48	1,880,163
November	0.51	0.42	1,092,504

Annually (year ended)
2008	2.47	0.365	25,047,015
2007	1.73	0.90	18,265,630
2006	5.03	1.35	14,460,511
2005	6.45	2.93	14,235,094
2004	9.78	4.21	16,887,115

Quarterly (quarter ended)
2009
March 31	0.73	0.38	1,774,903
June 30	0.80	0.56	1,790,730
September 30	0.75	0.49	3,547,242

2008
March 31	1.05	0.51	5,360,445
June 30	1.99	0.50	6,948,585
September 30	2.47	0.60	10,577,793
December 31	0.98	0.365	2,160,192

2007
March 31	1.54	1.09	5,043,671
June 30	1.45	0.94	4,709,663
September 30	1.73	1.15	4,378,613
December 31	1.43	0.90	4,133,683

Nasdaq

The following table sets forth the high and low sale prices (which are not necessarily the closing prices) and total trading volumes on Nasdaq for the periods indicated for our common shares under the symbol “HYGS”, as reported by sources we believe to be reliable.

Period	High Price (US$ per share)	Low Price (US$ per share)	Total Volume

Monthly

2009
January	0.63	0.41	3,943,410
February	0.46	0.32	2,170,940
March	0.51	0.29	4,016,620
April	0.58	0.39	7,510,830
May	0.65	0.44	8,977,400
June	0.75	0.49	8,105,830
July	0.56	0.45	5,075,541
August	0.59	0.45	6,791,599
September	0.69	0.49	13,416,600
October	0.689	0.42	11,144,400
November	0.63	0.39	3,438,990

Annually (year ended)
2008	2.45	0.32	160,972,562
2007	1.65	0.84	100,344,750
2006	4.40	1.21	128,117,920
2005	5.38	2.50	90,377,848
2004	7.60	3.19	82,514,272

Quarterly (quarter ended)
2009
March 31	0.63	0.29	10,130,970
June 30	0.55	0.51	92,724
September 30	0.69	0.45	25,266,690

2008
March 31	1.07	0.49	19,951,730
June 30	1.95	0.50	44,592,168
September 30	2.45	0.55	81,595,504
December 31	0.92	0.32	14,833,160

2007
March 31	1.33	0.93	43,917,200
June 30	1.36	0.84	25,047,100
September 30	1.65	1.10	15,699,150
December 31	1.42	0.90	15,681,300

USE OF PROCEEDS

The securities offered by this prospectus may be offered from time to time at the discretion of the Company in one or more series or issuances with an aggregate offering amount not to exceed US$16,000,000. The net proceeds derived from the issue of the securities, or any one of them, under any prospectus supplement will be the aggregate offering amount thereof less any commission and other issuance costs paid in connection therewith. The net proceeds cannot be estimated as the amount thereof will depend on the number and price of the securities issued under any prospectus supplement. We will set forth information on the use of net proceeds from the sale of securities we offer under this prospectus in a prospectus supplement relating to the specific offering.

We may, from time to time, issue debt instruments, incur additional indebtedness and issue equity securities or warrants other than through the issue of securities pursuant to this prospectus.

EXPENSES OF ISSUANCE AND DISTRIBUTION

The following is a statement of the expenses (all of which are estimated), other than any underwriting discounts and commission and expenses reimbursed by us, to be incurred in connection with a distribution of an assumed amount of US$16,000,000 of securities registered under this registration statement.

Securities and Exchange Commission registration fee	US$	1,000
Nasdaq Listing Expenses		5,000
Printing expenses		2,000
Legal fees and expenses		50,000
Accountants’ fees and expenses		20,000
Trustee fees and expenses		5,000
Miscellaneous		25,000
Total	US$	108,000

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges on a historical basis for the periods indicated. The ratios are calculated by dividing earnings by fixed charges. The ratios are provided to assist investors in evaluating our ability to meet interest requirements of debt securities. For the purpose of computing the consolidated ratio of earnings to fixed charges, earnings consist of loss before income taxes. Fixed charges consist of interest and 30% of rent costs.

	Year Ended December 31,					Nine Months Ended September 30,	Adjusted Nine Months Ended September 30,(1)
	2004	2005	2006	2007	2008	2009	2009

Ratio of earnings to fixed charges	—(2)	—(2)	—(2)	—(2)	—(2)	—(2)	—(2)

(1)	As adjusted to give effect to the proceeds received in connection with the completion of the APIF Transaction on October 27, 2009, net of transaction-related expenses.
(2)

Earnings for 2004 through September 30, 2009 were insufficient to cover fixed charges. The amounts required to obtain a ratio of one-to-one are set forth in Exhibit 12.1 to, and incorporated by reference in, our registration statement on Form F-3 filed with the SEC on November 9, 2009.

DESCRIPTION OF COMMON SHARES AND PREFERRED SHARES

The following briefly summarizes the provisions of our articles of incorporation, including a description of our share capital. The following description may not be complete and is subject to, and qualified in its entirety by reference to, the terms and provisions of our articles of incorporation.

Our authorized share capital consists of an unlimited number of common shares and an unlimited number of preferred shares issuable in series. As at December 30, 2009, there were 92,549,666 common shares and no preferred shares issued and outstanding.

Common Shares

Dividend Rights

Holders of common shares are entitled, subject to the rights, privileges, restrictions and conditions attaching to any other class of shares, to receive dividends as and when declared by our Board of Directors.

Voting Rights

Holders of common shares are entitled to receive notice of and to attend all meetings of our shareholders and to vote at such meetings, except meetings at which only holders of a specific series of shares are entitled to vote. Each common share carries one vote on all matter to be voted on by our shareholders.

Preemptive, Subscription, Redemption and Conversion Rights

Common shares do not carry pre-emptive rights or rights of conversion into any other securities. However, we have granted General Motors a pre-emptive right whereby so long as General Motors holds at least 10% of our outstanding common shares, in the event that any of our founders, Pierre Rivard, Joseph Cargnelli or Boyd Taylor, wish to transfer (i) all or substantially all of their common shares to any person, or (ii) any of their common shares to a person actively competing with General Motors in the automotive or fuel cell industry, he must first offer the common shares to General Motors. In addition, in the event that we issue additional equity securities or securities convertible into equity securities for cash consideration, General Motors has been granted the right to participate in such offering on a pro rata basis based on the fully diluted number of common shares that it holds. General Motors’ pre-emptive right is subject to certain limited exceptions, including the issuance of common shares in connection with acquisitions.

Liquidation Rights

Upon our liquidation, dissolution or winding up, whether voluntary or involuntary, the holders of the common shares are entitled, subject to the rights, privileges, restrictions and conditions attaching to any other class of shares, to share ratably in all of our assets remaining after payment of all liabilities.

Preferred Shares

As you read this section, please remember that the specific terms of your series of preferred shares as described in your prospectus supplement will supplement and, if applicable, may modify or replace the general terms described in this section. If there are differences between your prospectus supplement and this prospectus, your prospectus supplement will govern. Thus, the statements we make in this section may not apply to your series of preferred shares.

Reference to a series of preferred shares means all of the preferred shares issued as part of the same series and having the attributes set out in our articles of incorporation. Reference to your prospectus supplement means the prospectus supplement describing the specific terms of the preferred shares you purchase. The terms in your prospectus supplement will have the meanings described in this prospectus, unless otherwise specified.

Under our articles of incorporation, our Board of Directors is authorized, subject to Canadian law, without shareholder approval, from time to time to issue an unlimited number of preferred shares in one or more series. Our Board of Directors can fix the designations, powers, preferences, privileges and relative participating, optional or special rights of any preferred shares including any qualifications, limitations or restrictions. Preferred shares are entitled to priority over our common shares as to dividend rights, conversion rights, voting rights, redemption and liquidation preferences. Preferred shares may be convertible into shares of any other series or class of shares if our Board of Directors so determines. Our Board of Directors may fix the terms of the series of preferred shares it designates subject to the issue of a certificate of amendment setting forth the designation, rights, privileges, restrictions and conditions attaching to the preferred shares of the series.

The prospectus supplement relating to the particular series of preferred shares will contain a description of the specific terms of that series as fixed by our Board of Directors, including, as applicable;

•              the offering price at which we will issue the preferred shares;

•              the title and designation of number of shares of the series of preferred shares;

•              the dividend rate or method of calculation, the payment dates for dividends and the place or places where the dividends will be paid, whether dividends will be cumulative or non-cumulative, and, if cumulative, the dates from which dividends will begin to accumulate;

•              any conversion or exchange rights;

•              whether the preferred shares will be subject to redemption and the redemption price and other terms and conditions relative to the redemption rights;

•              any liquidation rights;

•              any sinking fund provisions;

•              any voting rights; and

•              any other rights, preferences, privileges, limitations and restrictions that are not inconsistent with the terms of our articles of incorporation.

The preferred shares of each series shall rank on a parity with the preferred shares of every other series with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, and will be entitled to a preference over our common shares. If any amount of cumulative dividends, whether or not declared, or declared non-cumulative dividends or amount payable on any such distribution of assets constituting a return of capital in respect of the preferred shares of any series is not paid in full, the preferred shares of such series shall participate rateably with the preferred shares of every other series in respect of all such dividends and amounts.

We will deliver an undertaking to the securities regulatory authority in each of the provinces of Canada, except Québec, that we will not distribute exchangeable preferred shares separately to any member of the public in Canada unless the offering is in connection with and forms part of the consideration for an acquisition or merger transaction or unless the prospectus supplement containing the specific terms of the exchangeable preferred shares to be distributed separately is first approved for filing by the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada where the exchangeable preferred shares will be distributed.

DESCRIPTION OF DEBT SECURITIES

We may issue debt securities, including convertible debt securities, from time to time in one or more series. The specific terms relating to any of our debt securities that we offer will be described in a prospectus supplement. You should read the applicable prospectus supplement for the terms of the debt securities offered. As required by U.S. federal law and in conformity with the applicable laws of Canada, for all bonds and notes of companies that are publicly offered, the debt securities will be governed by a document called an “indenture.” An indenture is a contract between a financial institution, acting on your behalf as trustee of the debt securities offered, and us. The trustee has two main roles. First, subject to some limitations on the extent to which the trustee can act on your behalf, the trustee can enforce your rights against us if we default on our obligations under the indenture. Second, the trustee performs certain administrative duties for us. The specific terms relating to any series of our debt securities that we offer will be described in a prospectus supplement. You should read the applicable prospectus supplement for the terms of the series of debt securities offered. The terms of the debt securities described in such prospectus supplement will be set forth in the indenture and in one or more resolutions of our board of directors, or pursuant to authority granted by one or more resolutions of our board of directors, or established pursuant to one or more supplemental indentures and may include the following, as applicable to the series of debt securities offered thereby:

•      the title of the debt securities;

•      any limit upon the aggregate principal amount of the debt securities that may be authenticated and delivered under the indenture;

•      the extent and manner, if any, to which payment on or in respect of the debt securities will be senior or will be subordinated to the prior payment or other liabilities or obligations of the Company;

•      the percentage or percentages of principal amount at which the debt securities will be issued;

•      the date or dates on which the principal of the debt securities is payable;

•      the rate or rates at which the debt securities will bear interest, if any, the date or dates from which any such interest will accrue, the interest payment dates on which any such interest will be payable, the regular record dates for any interest payable on the debt securities which are in registered form and the conventions for calculating interest if other than on the basis of a 360-day year of twelve 30 day months, if any;

•      the place or places, if any, other than or in addition to New York, New York, where the principal of (and premium, if any) and any interest on debt securities will be payable, any debt securities may be surrendered for registration of transfer, debt securities may be surrendered for exchange and the place or places where notices or demands to or upon us in respect of the debt securities may be served;

•      any mandatory or optional redemption or sinking fund provisions, including the period or periods within which, the price or prices at which and the terms and conditions upon which the debt securities may be redeemed or purchased at the Company’s option or otherwise;

•      the denominations in which any of the debt securities will be issuable if other than denominations of US$1,000 and any multiple thereof;

•      if other than the Company or the trustee, the identity of each registrar and/or paying agent;

•      if other than the principal amount, the portion of the principal amount of debt securities that will be payable upon declaration of acceleration;

•      if the debt securities may be converted into or exercised or exchanged for common shares or preferred shares or other securities of the Company or debt or equity securities of one or more third parties, the terms on which conversion, exercise or exchange may occur, including whether conversion, exercise or exchange is mandatory, at the option of the holder or at the Company’s option, the period during which conversion, exercise or exchange may occur, the initial conversion, exercise or exchange price or rate and the circumstances or manner in which the amount of common shares or preferred shares or other securities issuable upon conversion, exercise or exchange may be adjusted;

•      any subordination provisions applicable to the debt securities;

•      the issue price at which the debt securities will originally be issued, expressed as a percentage of the principal amount, and the original issue date;

•      if the debt security is also an original issue discount security, the yield to maturity;

•      if other than U.S. dollars, the foreign currency or the units based on or relating to foreign currencies in which the debt securities are denominated and/or in which the payment of the principal of and any premium and interest on the debt securities will or may be payable;

•      any index, formula or other method pursuant to which the amount of payments of principal of and any premium and interest on the debt securities will or may be determined;

•      whether the principal of, and premium, if any, and interest, if any, on the debt securities are to be payable, at our election or at the election of a holder, in a currency other than that in which such debt securities are denominated or stated to be payable, the period or periods within which, and the terms and conditions upon which, such election may be made, and the time and manner of determining the exchange rate between the currency in which such debt securities are denominated or stated to be payable and the currency in which such debt securities are to be so payable;

•      the designation of the initial exchange rate agent, if any;

•      the defeasance provisions of the indenture that will be applicable to the debt securities, and any provisions limiting the applicability of, in modification of, in addition to or in lieu of such provisions;

•      provisions, if any, granting special rights to the holders of debt securities upon the occurrence of such events as may be specified;

•      any deletions from, modifications of or additions to the events of default or covenants with respect to debt securities, whether or not such events of default or covenants are consistent with the events of default or covenants in the indenture;

•      whether the debt securities will be issuable in registered form or bearer form or both, and, if issuable in bearer form, the restrictions as to the offer, sale and delivery of the debt securities in bearer form and as to exchanges between registered and bearer form;

•      whether the debt securities will be issuable in the form of one or more registered global securities and if so the identity of the depository for such registered global securities;

•      the date as of which any bearer securities and any temporary global security representing outstanding securities shall be dated if other than the date of original issuance of the fist security to be issued;

•      the person to whom any interest on any security will be payable, if other than the person in whose name that security is registered at the close of business on the record date for such interest;

•      if the debt securities are to be issuable in definitive form, whether upon original issue or upon exchange of a temporary security of such series, only upon receipt of certain certificates or other documents or satisfaction of other conditions, the form and/or terms of such certificates, documents or conditions;

•      if the debt securities are to be issued upon the exercise of warrants, the time, manner and place for such securities to be authenticated and delivered;

•      whether, under what circumstances and the currency in which the Company will pay additional amounts (on account of any requirement to withhold or deduct taxes) on the debt securities to any holder;

•      the form of the face and reverse of the debt securities;

•      the CUSIP numbers for the debt securities, if any; and

•      any other terms, conditions, rights and preferences (or limitations on such rights and preferences) on the debt securities.

Unless we indicate differently in the applicable prospectus supplement, the indenture pursuant to which the debt securities are issued does not contain any provisions that give you protection in the event we issue a large amount of debt, or in the event that we are acquired by another entity.

DESCRIPTION OF SUBSCRIPTION RECEIPTS

The following description of the terms of the subscription receipts sets forth certain general terms and provisions of the subscription receipts to which any prospectus supplement may relate. We may issue subscription receipts that may be exchanged by the holders thereof for debt securities, preferred shares or common shares upon the satisfaction of certain conditions. The particular terms and provisions of the subscription receipts offered pursuant to an accompanying prospectus supplement, and the extent to which the general terms described below apply to those subscription receipts, will be described in such prospectus supplement.

Subscription receipts may be offered separately or together with debt securities, preferred shares or common shares, as the case may be. The subscription receipts will be issued under a subscription receipt agreement. Under the subscription receipt agreement, a purchaser of subscription receipts will have a contractual right of rescission following the issuance of debt securities, preferred shares or common shares, as the case may be, to such purchaser, entitling the purchaser to receive the amount paid for the subscription receipts upon surrender of the debt securities, preferred shares or common shares, as the case may be, if this prospectus, the relevant prospectus supplement, and any amendment thereto, contains a misrepresentation, provided such remedy for rescission is exercised within 180 days of the date the subscription receipts are issued.

Any prospectus supplement for subscription receipts supplementing this prospectus will contain the terms and conditions and other information with respect to the subscription receipts being offered thereby, including:

•              the number of subscription receipts;

•              the price at which the subscription receipts will be offered and whether the price is payable in instalments;

•              any conditions to the exchange of subscription receipts into debt securities, preferred shares or common shares, as the case may be, and the consequences of such conditions not being satisfied;

•              the procedures for the exchange of the subscription receipts into debt securities, preferred shares or common shares, as the case may be;

•              the number of debt securities, preferred shares or common shares, as the case may be, that may be exchanged upon exercise of each subscription receipt;

•              the designation and terms of any other securities with which the subscription receipts will be offered, if any, and the number of subscription receipts that will be offered with each security;

•              the dates or periods during which the subscription receipts may be exchanged into debt securities, preferred shares or common shares;

•              whether such subscription receipts will be listed on any securities exchange;

•              any other rights, privileges, restrictions and conditions attaching to the subscription receipts; and

•              any other specific terms.

Subscription receipt certificates will be exchangeable for new subscription receipt certificates of different denominations at the office indicated in the prospectus supplement. Prior to the exchange of their subscription receipts, holders of subscription receipts will not have any of the rights of holders of the securities subject to the subscription receipts.

DESCRIPTION OF WARRANTS

The following description of the terms of the warrants sets forth certain general terms and provisions of the warrants to which any prospectus supplement may relate. We will deliver an undertaking to the securities regulatory authority in each of the provinces of Canada, except Québec, that we will not distribute warrants separately to any member of the public in Canada unless the offering is in connection with and forms part of the consideration for an acquisition or merger transaction or unless the prospectus supplement containing the specific terms of the warrants to be distributed separately is first approved for filing by the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada where the warrants will be distributed.

We may issue warrants for the purchase of common shares, preferred shares or debt securities. Warrants may be issued independently or together with common shares, preferred shares or debt securities offered by any prospectus supplement and may be attached to, or separate from, any such offered securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a bank or trust company, as warrant agent. The warrant agent will act solely as our agent in connection with the warrants and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants. The following summary of certain provisions of the warrants does not purport to be complete and is subject to, and qualified in its entirety by, reference to the applicable warrant agreement. The specific terms of the warrants, and the extent to which the general terms described in this section apply to those warrants, will be set forth in the applicable prospectus supplement.

Debt Warrants

The prospectus supplement relating to a particular issue of debt warrants will describe the terms of such debt warrants, including the following:

•              the title of such debt warrants;

•              the offering price for such debt warrants, if any;

•              the aggregate number of such debt warrants;

•              the designation and terms of the debt securities purchasable upon exercise of such debt warrants;

•              if applicable, the designation and terms of the debt securities with which such debt warrants are issued and the number of such debt warrants issued with each such debt security;

•              if applicable, the date from and after which such debt warrants and any debt securities issued therewith will be separately transferable;

•              the principal amount of debt securities purchasable upon exercise of a debt warrant and the price at which such principal amount of debt securities may be purchased upon exercise (which price may be payable in cash, securities, or other property);

•              the date on which the right to exercise such debt warrants shall commence and the date on which such right shall expire;

•              if applicable, the minimum or maximum amount of such debt warrants that may be exercised at any one time;

•              whether the debt warrants represented by the debt warrant certificates or debt securities that may be issued upon exercise of the debt warrants will be issued in registered or bearer form;

•              information with respect to book-entry procedures, if any;

•              the currency or currency units in which the offering price, if any, and the exercise price are payable;

•              if applicable, a discussion of principal United States and Canadian federal income tax considerations;

•              the anti-dilution or adjustment provisions of such debt warrants, if any;

•              the redemption or call provisions, if any, applicable to such debt warrants; and

•              any additional terms of such debt warrants, including terms, procedures, and limitations relating to the exchange and exercise of such debt warrants.

Share Warrants

The prospectus supplement relating to any particular issue of common share warrants or preferred share warrants will describe the terms of such warrants, including the following:

•              the title of such warrants;

•              the offering price for such warrants, if any;

•              the aggregate number of such warrants;

•              the designation and terms of the common shares or series of preferred shares purchasable upon exercise of such warrants;

•              if applicable, the designation and terms of the offered securities with which such warrants are issued and the number of such warrants issued with each such offered security;

•              if applicable, the date from and after which such warrants and any offered securities issued therewith will be separately transferable;

•              the number of common shares or preferred shares purchasable upon exercise of a warrant and the price at which such shares may be purchased upon exercise;

•              the date on which the right to exercise such warrants shall commence and the date on which such right shall expire;

•              if applicable, the minimum or maximum amount of such warrants that may be exercised at any one time;

•              the currency or currency units in which the offering price, if any, and the exercise price are payable;

•              if applicable, a discussion of principal United States and Canadian federal income tax considerations;

•              the anti-dilution provisions of such warrants, if any;

•              the redemption or call provisions, if any, applicable to such warrants; and

•              any additional terms of such warrants, including terms, procedures and limitations relating to the exchange and exercise of such warrants.

Exercise of Warrants

A warrant will entitle the holder to purchase for cash an amount of securities at an exercise price that will be stated in, or that will be determinable as described in, the applicable prospectus supplement.

Warrants may be exercised at any time up to the close of business on the expiration date set forth in the applicable prospectus supplement. After the close of business on the expiration date, unexercised warrants will become void.

Warrants may be exercised as set forth in the applicable prospectus supplement. Upon receipt of payment and the warrant certificate properly completed and duly executed at the corporate trust office of the warrant agent or any other office indicated in the prospectus supplement, we will, as soon as practicable, forward the securities purchasable upon such exercise. If less than all of the warrants represented by such warrant certificate are exercised, a new warrant certificate will be issued for the remaining warrants.

DESCRIPTION OF SHARE PURCHASE CONTRACTS

We may issue share purchase contracts, representing contracts obligating holders to purchase from or sell to us, and obligating us to purchase from or sell to the holders, a specified number of our common shares or preferred shares, as applicable, at a future date or dates. We will deliver an undertaking to the securities regulatory authority in each of the provinces of Canada, except Québec, that we will not distribute share purchase contracts to any member of the public in Canada unless the prospectus supplement containing the specific terms of the share purchase contracts to be distributed is first approved for filing by the securities commissions or similar regulatory authorities in each of the provinces of Canada where the share purchase contracts will be distributed.

The price per common share or preferred share, as applicable, may be fixed at the time the share purchase contracts are issued or may be determined by reference to a specific formula contained in the share purchase contracts. We may issue share purchase contracts in accordance with applicable laws and in such amounts and in as many distinct series as we wish.

The applicable prospectus supplement may contain, where applicable, the following information about the share purchase contracts issued under it:

•              whether the share purchase contracts obligate the holder to purchase or sell, or both purchase and sell, our common shares or preferred shares, as applicable, and the nature and amount of each of those securities, or the method of determining those amounts;

•              whether the share purchase contracts are to be prepaid or not;

•              whether the share purchase contracts are to be settled by delivery, or by reference or linkage to the value or performance of our common shares or preferred shares;

•              any acceleration, cancellation, termination or other provisions relating to the settlement of the share purchase contracts; and

•              whether the share purchase contracts will be issued in fully registered or global form.

The applicable prospectus supplement will describe the terms of any share purchase contracts. The preceding description and any description of share purchase contracts in the applicable prospectus supplement does not purport to be complete and is subject to and is qualified in its entirety by reference to the share purchase contract agreement and, if applicable, collateral arrangements and depository arrangements relating to such share purchase contracts.

DESCRIPTION OF UNITS

The following description of the terms of the units sets forth certain general terms and provisions of the units to which any prospectus supplement may relate. We will deliver an undertaking to the securities regulatory authority in each of the provinces of Canada, except Québec, that we will not distribute units comprised of one or more of exchangeable preferred shares, warrants, or share purchase contracts separately to any member of the public in Canada unless the offering is in connection with and forms part of the consideration for an acquisition or merger transaction or unless the prospectus supplement containing the specific terms of the units to be distributed separately is first approved for filing by the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada where the units will be distributed.

We may issue units comprised of one or more of the other securities described in this prospectus in any combination. Each unit will be issued so that the holder of the unit is also the holder of each security included in the unit. Thus, the holder of a unit will have the rights and obligations of a holder of each included security. The unit agreement under which a unit is issued may provide that the securities included in the unit may not be held or transferred separately, at any time or at any time before a specified date.

The applicable prospectus supplement may describe:

•              the designation and terms of the units and of the securities comprising the units, including whether and under what circumstances those securities may be held or transferred separately;

•              any provisions for the issuance, payment, settlement, transfer or exchange of the units or of the securities comprising the units; and

•              whether the units will be issued in fully registered or global form.

The applicable prospectus supplement will describe the terms of any units. The preceding description and any description of units in the applicable prospectus supplement does not purport to be complete and is subject to and is qualified in its entirety by reference to the unit agreement and, if applicable, collateral arrangements and depositary arrangements relating to such units.

PLAN OF DISTRIBUTION

We may issue the securities offered by this prospectus for cash or other consideration:

•                                          to or through underwriters, dealers, placement agents or other intermediaries, or

•                                          directly to one or more purchasers, provided that applicable exemptions are available or have been obtained.

The prospectus supplement with respect to the securities being offered will set forth the terms of the offering of the securities, including:

•                                          the name or names of any underwriters, dealers or other placement agents,

•                                          the purchase price of, and form of consideration for, the securities and the proceeds, if any, to us from such sale or exchange,

•                                          any delayed delivery arrangements,

•                                          any underwriting discounts and other items constituting underwriters’ compensation,

•                                          any offering price, and

•                                          any discounts or concessions allowed or reallowed or paid to dealers and any securities exchanges on which the securities may be listed.

Only underwriters named in the prospectus supplement are deemed to be underwriters in connection with the securities offered by that prospectus supplement.

Under agreements which may be entered into by us, underwriters, dealers and agents who participate in the distribution of securities may be entitled to indemnification by us against certain liabilities, including liabilities under the U.S. Securities Act of 1933 and Canadian provincial securities legislation, or to contributions with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. The underwriters, dealers and agents with whom we enter into agreements may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

In connection with any offering of securities (excluding at-the-market distributions of equity securities), the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.  No underwriter or dealer involved in any at-the-market distribution of equity securities, no affiliate of such an underwriter or dealer and no person or company acting jointly or in concert with such an underwriter or dealer has over-allotted, or will over-allot, securities in connection with the distribution or effect any other transactions that are intended to stabilize or maintain the market price of the securities.

Without limiting the generality of the foregoing, we also may issue some or all of the securities offered by this prospectus in exchange for property, including securities or assets of ours or of other companies which we may acquire in the future.

CERTAIN INCOME TAX CONSIDERATIONS

The applicable prospectus supplement may describe the principal Canadian federal income tax considerations generally applicable to investors described therein of purchasing, holding and disposing of securities, including, in the case of an investor who is not a resident of Canada, Canadian non-resident withholding tax considerations.

The applicable prospectus supplement may also describe certain U.S. federal income tax considerations generally applicable to the purchase, holding and disposition of the securities by an investor who is a United States person, including, to the extent applicable, certain relevant U.S. federal income tax rules pertaining to capital gains and ordinary income treatment, original issue discount, whether or not we will be considered a passive foreign investment company (and if so, the tax consequences to a United States shareholder), backup withholding and the foreign tax credit, and any consequences relating to securities payable in a currency other than U.S. dollars, issued at an original discount for U.S. federal income tax purposes or containing early redemption provisions or other special terms.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents filed by us with the securities commission or similar authority in each of the provinces of Canada and filed with or furnished to the U.S. Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, are specifically incorporated by reference in this prospectus:

1.                                       the Annual Report on Form 20-F of Old Hydrogenics for the year ended December 31, 2008, excluding the financial statements and auditor’s report thereon;

2.                                       Amendment No. 1 to the Annual Report on Form 20-F of Old Hydrogenics for the year ended December 31, 2008, including the revised financial statements and auditor’s report thereon;

3.                                       the Annual Information form of Old Hydrogenics dated March 24, 2009;

4.                                       the revised consolidated financial statements of Old Hydrogenics as at and for the years ended December 31, 2008 and 2007, together with the auditors’ report thereon;

5.                                       management’s discussion and analysis of financial condition and results of operations of Old Hydrogenics as at and for the years ended December 31, 2008 and 2007;

6.                                       the management proxy circular dated March 24, 2009 in connection with Old Hydrogenics’ annual and special meeting of shareholders held on May 13, 2009;

7.                                       the material change report of Old Hydrogenics dated June 15, 2009 in respect of the APIF Transaction;

8.                                       the management proxy circular dated June 25, 2009 in connection with of Old Hydrogenics’ special meeting of shareholders held on July 27, 2009 in connection with the APIF Transaction (excluding all documents incorporated by reference therein, other than items 3 through 7 referenced above);

9.                                       the material change report dated July 22, 2009 of Old Hydrogenics in respect of the termination of the manufacturing and supply agreement dated August 9, 2006 between Old Hydrogenics and American Power Conversion;

10.                                 the unaudited comparative interim consolidated financial statements of Old Hydrogenics contained in the third quarter report to the shareholders of the Offeror as at and for the nine months ended September 30, 2009 and 2008;

11.                                 management’s discussion and analysis of financial condition and results of operations of Old Hydrogenics as at September 30, 2009 and for the nine months ended September 30, 2009 and 2008; and

12.                                 the material change report dated October 27, 2009 in respect of completion of the APIF Transaction; and.

13.                                 the material change report dated December 4, 2009, in respect of the secured credit facility entered into between Hydrogenics Europe and Dexia Bank.

Any documents of the types referred to in paragraphs 1 through 13 above and any interim financial statements, business acquisition reports or material change reports (excluding confidential material change reports) filed by us with the securities regulatory authorities in Canada or filed with or furnished to the SEC after the date of this prospectus and prior to the termination of any offering of securities hereunder shall be deemed to be incorporated by reference into this prospectus. In addition, any report filed with or furnished to the SEC by us pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, or submitted by us to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, after the date of this prospectus shall be deemed to be incorporated by reference into this prospectus and the registration statement of which this prospectus forms a part, if and to the extent expressly provided in such report.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

Notwithstanding the foregoing, no document of APUC filed by it with the securities regulatory authorities in Canada or filed with or furnished to the SEC on or after October 27, 2009 shall nor shall be deemed to be incorporated by reference into or constitute a part of this prospectus, and we expressly disclaim any such incorporation by reference or inclusion.

Upon a new annual information form and new annual financial statements being filed with and, accepted by the applicable securities regulatory authorities during the currency of this prospectus, the previous annual information form, the previous annual financial statements and all interim financial statements, material change reports and information circulars filed prior to the commencement of the then current fiscal year will be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of securities hereunder.

A prospectus supplement containing the specific terms of an offering of our securities will be delivered to purchasers of such securities together with this prospectus and will be deemed to be incorporated into this prospectus as of the date of such prospectus supplement but only for purposes of the offering of securities covered by that prospectus supplement.

When we update our disclosure of interest coverage ratios by a prospectus supplement, the prospectus supplement filed with applicable securities regulatory authorities that contains the most recent updated disclosure of interest coverage ratios and any prospectus supplement supplying any additional or updated information we may elect to include (provided that such information does not describe a material change that has not already been the subject of a material change report or a prospectus amendment) will be delivered to purchasers of securities together with this prospectus and will be deemed to be incorporated into this prospectus as of the date of the prospectus supplement.

Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from Lawrence E. Davis, Chief Financial Officer, at 5985 McLaughlin Road, Mississauga, Ontario, Canada L5R 1B8. Copies of documents that we have filed with the securities regulatory authorities in Canada may be obtained over the Internet at the Canadian Securities Administrators’ website at www.sedar.com.

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith file or furnish reports and other information with or to the SEC. Our recent SEC filings may be obtained over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document we file or furnish with or to the SEC at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call 1-800-SEC-0330 for further information on the operations of the public reference facilities and copying charges.

LEGAL MATTERS

Certain legal matters relating to the securities offered by this short form base shelf prospectus will be passed upon on our behalf by Torys LLP. As of the date hereof, the lawyers of Torys LLP, directly or indirectly, in aggregate, own less than one percent of our outstanding common shares.

EXPERTS

The revised consolidated financial statements as of December 31, 2008 and 2007, and for each of the years in the three year period ended December 31, 2008 and management’s assessment of effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control Over Financial Reporting) as of December 31, 2008, incorporated into this prospectus by reference have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, Chartered Accountants, Royal Trust Tower, Suite 3000, P.O. Box 82, 77 King Street West, Toronto, Ontario, Canada M5K 1G8, given on the authority of said firm as experts in accounting and auditing.

AUDITORS, TRANSFER AGENTS AND REGISTRARS

Our auditors are PricewaterhouseCoopers LLP, Chartered Accountants, Royal Trust Tower, Suite 3000, P.O. Box 82, 77 King Street West, Toronto, Ontario, Canada M5K 1G8.

Our transfer agent and registrar in Canada is  CIBC Mellon Trust Company at its principal office in Toronto, Ontario, Canada and the co-transfer agent and co-registrar for our common shares in the United States is BNY Mellon Shareowner Services at its offices in New York, New York.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revisions of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal adviser.